UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 30, 2021

AURORA ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-40143	98-1628701
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

20 North Audley Street London W1K 6LX United Kingdom
(Address of principal executive offices)	(Zip Code)

+44 (0)20 3931 9785

(Registrant’s telephone number, including area code)

Not applicable

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A ordinary share and one-quarter of one redeemable warrant	AURCU	The Nasdaq Stock Market LLC
Class A ordinary share, par value $0.0001 per share	AURC	The Nasdaq Stock Market LLC
Redeemable warrants included as part of the units, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	AURCW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01	Entry Into A Material Definitive Agreement.

Explanatory Note

As previously reported in the Current Report on Form 8-K filed by Aurora Acquisition Corp., a Cayman Island exempted company (“Aurora”), with the Securities and Exchange Commission (the “SEC”) on May 14, 2021, Aurora, on May 10, 2021, entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among Aurora, Aurora Merger Sub I, Inc., a Delaware corporation and a direct wholly owned subsidiary of Aurora (“Merger Sub”), and Better HoldCo, Inc., a Delaware corporation (“Better”), relating to, among other things, (i) each of the mergers of (x) Merger Sub, with and into Better, with Better surviving the merger as a wholly owned subsidiary of Aurora (the “First Merger”), and (y) Better with and into Aurora with Aurora, surviving the merger (together with the First Merger, the “Mergers” or “Business Combination”), and (ii) as a condition to the effectiveness of the Mergers, the proposal of Aurora to change its jurisdiction of incorporation by deregistering as an exempted company in the Cayman Islands and domesticating as a Delaware corporation pursuant to Section 388 of the General Corporation Law of the State of Delaware (the “Domestication”), subject to the approval thereof by the shareholders of Aurora.

As previously reported in the Current Report on Form 8-K filed by Aurora, with the SEC on October 29, 2021, Aurora, on October 27, 2021, entered into Amendment No. 1 (the “Amendment No. 1”) to the Merger Agreement, by and among Aurora, Merger Sub and Better. Amendment No. 1, to, among other things, (i) eliminate the reference to a letter of transmittal in the exchange procedures provisions of the Merger Agreement and (ii) amend the proposed form of Certificate of Incorporation of Better Home & Finance Holding Company to include the lock-up provision applicable to stockholders that beneficially owned greater than 1% of Better capital stock as of the execution date of the Merger Agreement that was previously contemplated to be included in a letter of transmittal.

On November 9, 2021, Aurora entered into Amendment No. 2 (the “Amendment No. 2”) to the Merger Agreement, by and among, Aurora, Merger Sub and Better. Amendment No. 2 includes a further amendment to the proposed form of Certificate of Incorporation of Better Home & Finance Holding Company to eliminate the lock-up provision that was applicable to stockholders that beneficially owned greater than 1% of Better capital stock as of the execution date of the Merger Agreement that have not already signed the Better Holder Support Agreement (as defined in the Merger Agreement).

Amendment No. 3 to the Merger Agreement

On November 30, 2021, Aurora, Merger Sub and Better entered into Amendment No. 3 (the “Amendment No. 3”) to the Merger Agreement, pursuant to which the parties (i) adjusted the mix of consideration to be received by stockholders of Better, such that 100% of such consideration will be shares of capital stock of Aurora and removed the $950 million of cash consideration previously payable to such holders, such that the only cash consideration payable to such holders at the closing will be cash in lieu of fractional shares, (ii) extended the outside date pursuant to which the parties may elect to terminate the Merger Agreement in accordance with its terms from February 12, 2022 to September 30, 2022 (subject to extensions relating to specified regulatory approvals), and (iii) provided for certain additional amendments consistent with the foregoing changes and changes contemplated by the other amendment documents described below, including the Bridge Note Purchase Agreement (as defined below), convertible notes and amendments to the Subscription Agreement (as defined below) and Novator Subscription Agreement (as defined below), and termination of the Redemption Subscription Agreement (as defined below). Better also acknowledged that the funding contemplated by the Bridge Note Purchase Agreement, the amendments otherwise contemplated by the other amendment documents and the entry into definitive documents for the post-closing convertible notes, the Minimum Available Cash Condition (as defined in the Merger Agreement) set forth in Section 9.3(c) of the Merger Agreement shall be deemed satisfied.

The foregoing description of Amendment No. 3 does not purport to be complete and is subject to, and qualified in its entirety by the terms and conditions of Amendment No. 3, a copy of which is filed as Exhibit 2.1, to this Current Report on Form 8-K (this “Current Report”), and incorporated herein by reference.

Bridge Note Purchase Agreement

On November 30, 2021, Aurora entered into a convertible bridge note purchase agreement (the “Bridge Note Purchase Agreement”) with Better and the persons and entities named therein (the “Purchasers”). Under the Bridge Note Purchase Agreement, Better will issue up to $750,000,000 of bridge notes that convert to shares of Class A common stock of Aurora in connection with the closing of the Business Combination, with SB Northstar LP and Novator Capital Sponsor Ltd., as Purchasers, purchasing $650 million and $100 million respectively, of such convertible bridge notes.

The foregoing description of the Bridge Note Purchase Agreement does not purport to be complete and is subject to, and qualified in its entirety by the terms and conditions of the Bridge Note Purchase Agreement, a copy of which is filed as Exhibit 10.1, to this Current Report, and incorporated herein by reference.

Amendment to PIPE Subscription Agreement

As previously reported in the Current Report on Form 8-K filed by Aurora with the SEC on May 14, 2021, Aurora previously entered into a subscription agreement (the “PIPE Subscription Agreement”), dated as of May 10, 2021, with SB Northstar LP (“Subscriber”), pursuant to which, among other things, Subscriber agrees to subscribe for and purchase a number of shares of Class A common stock and Class C common stock with a combined aggregate value at the per share price of $10.00 equal to $1,500,000,000, subject to adjustment as further described therein.

On November 30, 2021, Aurora entered into an amendment of the PIPE Subscription Agreement (the “PIPE Subscription Agreement Amendment”) with Subscriber and Better whereby (i) Subscriber’s equity subscription commitment was reduced from $1,500,000,000 to $750,000,000 (less the amounts subscribed by other investors, the Sponsor’s subscription commitment amount, and the amount of any bridge notes funded by Subscriber), (ii) Subscriber will have a new note commitment to fund $750,000,000 in convertible notes (less the amount of convertible notes funded by Sponsor (see below) and less any cash received by Aurora at the closing of the Business Combination from its trust account) and (iii) if state regulators or government-sponsored enterprises reject the transactions directly as a result of the new convertible note commitment, or if state regulators or government-sponsored enterprises do not approve the incurrence of debt represented by the convertible notes, then there will be no convertible note commitment and Subscriber’s aggregate common stock subscription commitment will be amended to $1,250,000,000.

In connection with entry into the PIPE Subscription Agreement Amendment and the other amended documents described in this Form 8-K, Vishal Garg, Better’s Founder, CEO and Director, has agreed to enter into, subject to definitive documentation evidencing the post-closing convertible notes, a side letter with Subscriber pursuant to which (i) Mr. Garg agreed to use reasonable best efforts to assist the Subscriber in arranging alternative financing or syndicating its position in the post-closing convertible notes, (ii) Mr. Garg agreed to indemnify Subscriber for certain of its losses realized on the post-closing convertible notes and (iii) Subscriber agreed to pay over to Mr. Garg certain gains realized on the post-closing convertible notes, in each case of (i) through (iii), only in his personal capacity.

The foregoing description of the PIPE Subscription Agreement Amendment does not purport to be complete and is subject to, and qualified in its entirety by the terms and conditions of the PIPE Subscription Agreement Amendment, a copy of which is filed as Exhibit 10.2, to this Current Report, and incorporated herein by reference.

Amendment to Novator Subscription Agreement

As previously reported in the Current Report on Form 8-K filed by Aurora with the SEC on May 14, 2021, Aurora entered into a subscription agreement (the “Novator Subscription Agreement”), dated as of May 10, 2021, with Novator Capital Sponsor Ltd. (the “Sponsor”) and BB Trustees SA, as trustee of the Future Holdings Trust (the “Sponsor Guarantor”), pursuant to which, among other things, the Sponsor agrees to subscribe for and purchase a number of shares of Class A common stock with an aggregate value equal to $200,000,000 at the per share purchase price of $10.00 for each share of the Class A common stock.

On November 30, 2021, Aurora entered into an Amendment No. 1 to the Novator Subscription Agreement (the “Novator Subscription Agreement Amendment”) by and among Aurora, Sponsor, Sponsor Guarantor and Better pursuant to which, among other things, Sponsor agrees to purchase $100,000,000 of convertible promissory notes, convertible into shares of Class A common stock and any other terms mutually agreed by the Aurora, Better and Sponsor, minus (i) such amount of cash received by Aurora at the closing of the Business Combination from its trust account that is attributable to investments in Aurora made by investors in Sponsor or in funds affiliated with or related to Sponsor or such investors and (ii) 13.33% of cash received by Aurora at the closing of the Business Combination from its trust account. In addition, if state regulators or government-sponsored enterprises reject the transactions directly as a result of the new convertible note commitment, or if state regulators or government-sponsored enterprises do not approve the incurrence of debt represented by the convertible notes, then there will be no convertible note commitment and Sponsor’s aggregate equity subscription commitment will be amended to $166,666,666.67, less the amounts noted in clauses (i) and (ii) above.

The foregoing description of the Novator Subscription Agreement Amendment does not purport to be complete and is subject to, and qualified in its entirety by the terms and conditions of the Novator Subscription Agreement Amendment, a copy of which is filed as Exhibit 10.3 to this Current Report, and is incorporated herein by reference.

Termination of Redemption Subscription Agreement

As previously reported in the Current Report on Form 8-K filed by Aurora with the SEC on May 14, 2021, Aurora entered into a redemption subscription agreement (the “Redemption Subscription Agreement”), dated as of May 10, 2021, with Sponsor (“Backstop Subscriber”) and BB Trustees SA (“Sponsor Guarantor”), as trustee of the Future Holdings Trust, an indirect parent of Backstop Subscriber, as guarantor, pursuant to which, among other things, Backstop Subscriber will be responsible for 100% of the Backstop Purchase (as defined below). The Redemption Subscription Agreement provides that immediately after the deadline for Aurora’s public shareholders to elect to redeem or convert their Class A common stock from funds in the trust account in connection with the closing of the Mergers, Aurora will notify Backstop Subscriber of the number of shares that Aurora’s public shareholders have elected to redeem (the “Shortfall”), and Backstop Subscriber subscribes for and agrees to purchase (the “Backstop Purchase”) from Aurora the number of shares of Class A common stock assigned equal to the Shortfall, at a purchase price equal to $10.00 per share, and Aurora agrees to sell such shares to Backstop Subscriber at such price, subject to Aurora’s right to determine not to consummate such sale if the closing of the Mergers does not occur other than as a result of certain specified circumstances.

On November 30, 2021, Aurora entered into a termination agreement (the “Termination Agreement”) of the Redemption Subscription Agreement, by and among Aurora, Sponsor and Sponsor Guarantor, which eliminates Sponsor’s requirement to backstop any redemptions.

The foregoing description of the Termination Agreement does not purport to be complete and is subject to, and qualified in its entirety by the terms and conditions of the Termination Agreement, a copy of which is filed as Exhibit 10.4 to this Current Report, and incorporated herein by reference.

Item 7.01	Regulation FD Disclosure.

On November 30, 2021, Aurora and Better issued a joint press release announcing the execution of Amendment No. 3 to the Merger Agreement, the Bridge Note Purchase Agreement, Subscription Agreement Amendment, Novator Subscription Agreement Amendment, the Termination Agreement and the transactions contemplated thereby. The press release is attached hereto as Exhibit 99.1 and incorporated herein by reference. Notwithstanding the foregoing, information contained on the websites of Aurora, Better or any of their affiliates referenced in Exhibit 99.1 or linked therein or otherwise connected thereto does not constitute part of nor is it incorporated by reference into this Current Report.

The information in this Item 7.01, including Exhibit 99.1, is furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to liabilities under that section, and shall not be deemed to be incorporated by reference into the filings of Aurora under the Securities Act or the Exchange Act, regardless of any general incorporation language in such filings. This Current Report will not be deemed an admission as to the materiality of any of the information in this Item 7.01, including Exhibit 99.1.

Important Information for Investors and Shareholders

This communication relates to a proposed transaction between Aurora and Better. This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Aurora has filed with the SEC, a registration statement on Form S-4, which includes a preliminary proxy statement/prospectus in connection with the proposed transaction. A definitive proxy statement/prospectus will be sent to all Aurora shareholders. Aurora also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of Aurora are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction. Neither the SEC nor any securities commission or any other U.S. or non-U.S. jurisdiction has approved or disapproved of the Business Combination or information included herein.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Aurora through the website maintained by the SEC at www.sec.gov. The documents filed by Aurora with the SEC also may be obtained free of charge at Aurora’s website at https://aurora-acquisition.com/ or upon written request to Aurora Acquisition Corp., 20 North Audley Street, London W1K 6LX, United Kingdom, Attention: Arnaud Massenet, Chief Executive Officer, +44 (0)20 3931 9785.

Participants in the Solicitation

Aurora and its directors and executive officers may be deemed participants in the solicitation of proxies from Aurora’s stockholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in Aurora is contained in Aurora’s registration statement on Form S-4, which was initially filed with the SEC on August 3, 2021, and is available free of charge at the SEC’s web site at sec.gov, or by directing a request to Aurora Acquisition Corp., 20 North Audley Street, London W1K 6LX, United Kingdom, Attention: Arnaud Massenet, Chief Executive Officer, +44 (0)20 3931 9785. Better and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of Aurora in connection with the Business combination. A list of the names of such directors and executive officers and information regarding their interests in the Business combination is contained in the registration statement.

Forward-Looking Statements

This Current Report on Form 8-K only speaks at the date hereof and contains, and related discussions may contain, “forward- looking statements” within the meaning of U.S. federal securities laws. These statements include descriptions regarding the intent, belief, estimates, assumptions or current expectations of Aurora, Better or their respective officers with respect to the consolidated results of operations and financial condition, future events and plans of Aurora and Better. These forward-looking statements may be identified by a reference to a future period or by the use of forward-looking terminology. Forward-looking statements are typically identified by words such as “expect”, “believe”, “foresee”, “anticipate”, “intend”, “estimate”, “goal”, “strategy”, “plan”, “target” and “project” or conditional verbs such as “will”, “may”, “should”, “could” or “would” or the negative of these terms, although not all forward-looking statements contain these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs, estimates and projections, and various assumptions, many of which are inherently uncertain and beyond Aurora’s and Better’s control. Such expectations, beliefs, estimates and projections are expressed in good faith, and management believes there is a reasonable basis for them. However, there can be no assurance that management’s expectations, beliefs, estimates and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by an investor as, a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Better is experiencing significant changes within the mortgage lending and servicing ecosystem which have magnified such uncertainties. In the past, actual results have differed from those suggested by forward-looking statements and this may happen again.

Important factors that could cause actual results to differ materially from those suggested by the forward-looking statements include, but are not limited to, Better’s performance, capabilities, strategy, and outlook; our expectations regarding the sustainability of Better’s rapid growth and its ability to manage its growth effectively; the demand for Better’s solutions and products and services, including the size of Better’s addressable market, market share, and market trends; Better’s ability to operate under and maintain Better’s business model; Better’s ability to develop and protect its brand; our expectations regarding financial performance including Better’s operational and financial targets; our estimates regarding expenses, future revenue, capital requirements and Better’s need for additional financing; the degree of business and financial risk associated with certain of Better’s loans; the high volatility in, or any inaccuracies in the estimates of, the value of Better’s assets; any changes in macro-economic conditions and in U.S. residential real estate market conditions, including changes in prevailing interest rates or monetary policies and the effects of the ongoing COVID-19 pandemic; Better’s expectations regarding the impact of the COVID-19 pandemic on Better’s business including on the volume of consumers refinancing existing loans, Better’s ability to produce loans, liquidity and employees; Better’s competitive position; Better’s ability to improve and expand its information technology and financial infrastructure, security and compliance requirements and operating and administrative systems; Better’s future investments in its technology and operations; Better’s intellectual property position, including its ability to maintain, protect and enhance Better’s intellectual property; the need to hire additional personnel and Better’s ability to attract and retain such personnel; Better’s ability to obtain additional capital and maintain cash flow or obtain adequate financing or financing on terms satisfactory to us; the effects of Better’s existing and future indebtedness on its liquidity and Better’s ability to operate our business; our expectations concerning relationships with third parties; Better’s plans to adopt the secured overnight financing rate (“SOFR”); the impact of laws and regulations and Better’s ability to comply with such laws and regulations including laws and regulations relating to fair lending, real estate brokerage matters, title and settlement services, consumer protection, advertising, tax, title insurance, loan production and servicing activities, data privacy, and anti-corruption; any changes in certain U.S. government-sponsored entities and government agencies, including Fannie Mae, Freddie Mac, Ginnie Mae and the FHA; Aurora’s expectations regarding the period during which we will qualify as an emerging growth company under the JOBS Act; the increased expenses associated with being a public company; and Better’s anticipated use of existing resources and the proceeds from the Business Combination.

There may be other risks not presently known to us or that we presently believe are not material that could also cause actual results to differ materially. Analysis and opinions contained in this communication may be based on assumptions that, if altered, can change the analysis or opinions expressed. In light of the significant uncertainties inherent in the forward-looking statements included in this communication, the inclusion of such forward-looking statements should not be regarded as a representation by us or any other person that the objectives and plans set forth in this report will be achieved, and you are cautioned not to place substantial weight or undue reliance on these forward-looking statements. These forward-looking statements speak only as of the date they are made and, Aurora and Better each disclaims any obligation, except as required by law, to update or revise forward-looking statements, whether as a result of new information, future events or otherwise.

No Offer or Solicitation

This Current Report on Form 8-K shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This Current Report on Form 8-K shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Item 9.01	Financial Statements and Exhibits.

(d)    Exhibits

The exhibits listed in the following Exhibit Index are filed as part of this Current Report.

Exhibit No.	Description

2.1	Amendment No. 3 to the Agreement and Plan of Merger, dated November 30, 2021, by and among Aurora Acquisition Corp., Aurora Merger Sub I, Inc. and Better HoldCo., Inc.

10.1	Bridge Note Purchase Agreement, dated November 30, 2021, by and among Aurora Acquisition Corp., Better HoldCo, Inc., and the persons and entities named therein.

10.2	Amendment No. 1 to the PIPE Subscription Agreement, dated November 30, 2021, by and among Aurora Acquisition Corp., SB Northstar LP, and Better HoldCo, Inc.

10.3	Amendment No. 1 to the Sponsor Subscription Agreement, dated November 30, 2021, by and among Aurora Acquisition Corp., Novator Capital Sponsor Ltd., BB Trustees SA, and Better HoldCo, Inc.

10.4	Termination Agreement, dated November 30, 2021, by and among Aurora Acquisition Corp., and Novator Capital Sponsor Ltd., and BB Trustees SA, as trustee of the Future Holdings Trust.

99.1	Joint Press Release, dated as of November 30, 2021.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aurora Acquisition Corp.

By:	/s/ Arnaud Massenet
Name:	Arnaud Massenet
Title:	Chief Executive Officer

December 1, 2021

Exhibit 2.1

AMENDMENT NO. 3

TO THE AGREEMENT AND PLAN OF MERGER

This AMENDMENT NO. 3 TO MERGER AGREEMENT (this “Amendment”) is entered into as of November 30, 2021, by and among Better HoldCo, Inc., a Delaware corporation (the “Company”), Aurora Acquisition Corp., a Cayman Islands exempted company limited by shares (“Acquiror”), and Aurora Merger Sub I, Inc., a Delaware corporation and direct wholly owned subsidiary of Acquiror (“Merger Sub”, and together with the Company and Acquiror, the “Parties”), amends that certain Agreement and Plan of Merger, dated as of May 10, 2021 (as amended, modified or supplemented from time to time in accordance with its terms, the “Merger Agreement”), by and among the Parties. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings ascribed to such terms in the Merger Agreement.

WHEREAS, on October 27, 2021 and November 9, 2021, the Parties entered into Amendments No. 1 and No. 2, respectively, to the Merger Agreement, pursuant to which the Parties amended the Merger Agreement in accordance with Section 11.11 of the Merger Agreement;

WHEREAS, the Parties wish to further amend the Merger Agreement to, among other things, (i) adjust the mix of consideration to be received by stockholders of the Company, such that 100% of such consideration will be shares of capital stock of the Acquiror and to remove any cash consideration otherwise payable to such holders other than cash in lieu of fractional shares, (ii) extend the outside date pursuant to which the Parties may otherwise elect to terminate the Merger Agreement in accordance with its terms, and (iii) provide for certain additional amendments consistent with the foregoing changes and changes contemplated by the other Amendment Documents (as defined below);

WHEREAS, simultaneously with the execution of this Amendment, the Company, SoftBank and Sponsor are entering that certain Bridge Note Purchase Agreement, dated as of the date hereof (the “Bridge Financing Agreement”), providing for the issuance of up to $750,000,000 aggregate principal amount of bridge notes that are otherwise expected to convert into Shares in connection with the consummation of the Transactions;

WHEREAS, Acquiror and SoftBank are also entering into an amendment to the PIPE Subscription Agreement (i) to amend the Total Subscription Commitment (as defined in the PIPE Subscription Agreement) to be $750,000,000, which amount will be further reduced by, among other things, any funding under the Bridge Financing Agreement, (ii) to provide for a new Total Note Commitment (as defined in the PIPE Subscription Agreement) of $750,000,000, which amount will, at the Company’s option, be funded to acquire certain convertible notes (the “Convertible Notes”) that will have terms and be subject to conditions described in such agreement and otherwise in accordance with definitive documentation to be entered into by such parties, including the Company and (iii) to provide for a new covenant obligating the Acquiror and SoftBank, in the event that any state regulatory authority or government-sponsored enterprise that is otherwise required to approve the Transactions (as defined in the PIPE Subscription Agreement) rejects approval of the Transactions (as defined in the PIPE Subscription Agreement) directly as a result of the Convertible Notes being included as a part thereof, or if any such state regulatory authority or government-sponsored enterprise is required to, but does not approve the incurrence of debt represented by the Convertible Notes, to amend the Total Subscription Commitment (as defined in the PIPE Subscription Agreement) to be $1,250,000,000, which amount will be further reduced by, among other things, any funding under the Bridge Financing Agreement;

WHERAS, Acquiror and Sponsor (i) are also entering into an amendment to that Sponsor Subscription Agreement to, among other things, amend the Sponsor’s Purchase Amount (as defined in the Sponsor Subscription Agreement) to be $100,000,000, and otherwise provide for a $100,000,000 commitment to acquire certain Convertible Notes with the same terms and conditions as the Convertible Notes contemplated by the PIPE Subscription Agreement, and (ii) have agreed to terminate that certain Redemption Subscription Agreement, dated as of May 10, 2021, by and among the Acquiror and Sponsor such that the Backstop Purchase (as defined therein) is eliminated (such termination agreement, together with this Amendment, the Bridge Financing Agreement, the foregoing amendment to the PIPE Subscription Agreement, and the foregoing amendment to the Sponsor Subscription Agreement, being collectively the “Amendment Documents”);

WHEREAS the Company acknowledges that upon the (i) funding under the Bridge Financing Agreement and (ii) entry into the definitive documents for the Convertible Notes, the Minimum Available Cash Condition set forth in Section 9.3(c) of the Merger Agreement shall be deemed satisfied; and

WHEREAS, in accordance with Section 11.11 of the Merger Agreement, the Parties may amend the Merger Agreement by written agreement in the form of this Amendment.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereto, intending to be legally bound, agree as follows:

1. Defined Terms. Capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to such terms in the Merger Agreement.

2. Amendments. The Parties acknowledge and agree that:

(i) The following defined terms and their definitions are hereby removed from the Merger Agreement:

(a) “Available Cash Consideration Amount”;

(b) “Cash Consideration”;

(c) “Cash Electing Share”;

(d) “Cash Election”;

(e) “Cash Election Amount”;

(f) “Cash Election Consideration”;

(g) “Cash Election Cutback Amount”;

(h) “Redemption Subscription Agreement”;

(i) “Stock Election Cutback Amount”; and

(j) “Supplemental Stock Amount”.

(ii) The following definition is added to Section 1.1 (Definitions) of the Merger Agreement:

“Alternative Financing Arrangement” has the meaning set forth in Section 7.12.

(iii) The definition of “Aggregate Fully Diluted Company Common Shares” in Section 1.1 (Definitions) of the Merger Agreement is hereby amended and restated as follows:

“Aggregate Fully Diluted Company Common Shares” means, without duplication, (a) the aggregate number of shares of Company Common Stock that are (i) issued and outstanding immediately prior to the First Effective Time (including any Restricted Stock Awards) or (ii) issuable upon, or subject to, the settlement of Options and Restricted Stock Unit Awards (in each case, whether or not then vested or exercisable) and Company Warrants, in each case, that are issued and outstanding immediately prior to the First Effective Time, or (iii) issued or to issuable in connection with the conversion of Company Preferred Stock pursuant to the Preferred Stock Conversion, minus (b) the Treasury Shares outstanding immediately prior to the First Effective Time, minus (c) a number of shares equal to the Aggregate Exercise Price divided by the Per Share Merger Consideration; provided, that any Option or Company Warrant with an exercise price equal to or greater than the Per Share Merger Consideration shall not be counted for purposes of determining the number of Aggregate Fully Diluted Company Common Shares. For the avoidance of doubt, any Shares issued pursuant to the Bridge Financing Agreement shall not be counted for purposes of determining the number of Aggregate Fully Diluted Company Common Shares.

(iv) The definition of “Aggregate Merger Consideration” in Section 1.1 (Definitions) of the Merger Agreement is hereby amended and restated as follows:

“Aggregate Merger Consideration” means the Stock Consideration.

(v) The definition of “Available Stock Consideration Amount” in Section 1.1 (Definitions) of the Merger Agreement is hereby amended and restated as follows:

“Available Stock Consideration Amount” means a number of shares of Acquiror Common Stock equal to (1) the Maximum Implied Stock Consideration, minus (2) the aggregate amount of Acquiror Class B Common Stock that would be issuable upon the net exercise or conversion, as applicable, of all Acquiror Options, Acquiror Common Warrants, Adjusted Restricted Stock Awards and Adjusted

Restricted Stock Unit Awards immediately after the First Effective Time; provided, that any Option or Company Warrant with an exercise price equal to or greater than the Per Share Merger Consideration shall not be counted for purposes of determining the Available Stock Consideration Amount.

(vi) The definition of “Minimum Available Cash Condition” in Section 1.1 (Definitions) of the Merger Agreement is hereby amended and restated as follows:

“Minimum Available Cash Condition” means the occurrence of each of (i) funding of $750,000,000 pursuant to the Bridge Financing Agreement and (ii) the entry into definitive documentation for $750,000,000 of Convertible Notes as provided for in the PIPE Subscription Agreement and the Sponsor Subscription Agreement.

(vii) The definition of “Stock Consideration” in Section 1.1 (Definitions) of the Merger Agreement is hereby amended and restated as follows:

“Stock Consideration” means a number of shares of Acquiror Common Stock equal to the Maximum Implied Stock Consideration.

(viii) The definition of “Subscription Agreements” in Section 1.1 (Definitions) of the Merger Agreement is hereby amended and restated as follows:

“Subscription Agreements” means, collectively, the PIPE Subscription Agreement and the Sponsor Subscription Agreement.

(ix) The definition of “Trust Amount” in Section 1.1 (Definitions) of the Merger Agreement is hereby amended and restated as follows:

“Trust Amount” has the meaning specified in Section 5.8; provided, that under no circumstance shall the Trust Amount be deemed to include any amounts received by Acquiror and funded in the Trust Account pursuant to the Subscription Agreements or the Bridge Financing Agreement.

(x) Section 1.1 of the Merger Agreement (Definitions) is hereby modified and amended by adding the following definitions in appropriate alphabetical order:

“Bridge Financing Agreement” means the Bridge Note Purchase Agreement, dated as of November 30, 2021, by and among the Company, Acquiror, and the other purchasers party thereto.

“Convertible Notes” mean those convertible notes contemplated by the Subscription Agreements.

(xi) Section 3.1(a)(i) (Conversion of Securities—Ordinary Stock Elections) of the Merger Agreement is hereby amended and restated as follows:

(i) in the case of a share of Company Common Stock for which no Election is made pursuant to Section 3.2 (an “Ordinary Stock Election” and, each, an “Ordinary Stock Electing Share”), a number of shares of Acquiror Class B Common Stock equal to the Exchange Ratio (in aggregate with respect to all Ordinary Stock Electing Shares of any Holder, as adjusted pursuant to clause (b), the “Ordinary Stock Election Consideration”);

(xii) Section 3.1(a)(iv) (Conversion of Securities—Cash Elections) of the Merger Agreement is hereby deleted in its entirety.

(xiii) Section 3.1(b) (Conversion of Securities—Adjustments) of the Merger Agreement is hereby deleted in its entirety.

(xiv) Section 3.2(a) (Exchange Procedures—Exchange Agent) of the Merger Agreement is hereby amended and restated as follows:

(xv) Section 3.2 (Exchange Procedures) of the Merger Agreement is hereby amended and restated in its entirety as follows:

(a) Prior to the Closing, Acquiror shall appoint Computershare Inc. or such other exchange agent reasonably acceptable to the Company (the “Exchange Agent”) to act as the agent for the purpose of paying the Aggregate Merger Consideration to the Company’s stockholders. At or before the First Effective Time, Acquiror shall deposit with the Exchange Agent (i) the number of shares of Acquiror Class B Common Stock equal to the Ordinary Stock Election Consideration, (ii) the number of shares of Acquiror Class A Common Stock equal to the BHC Stock Election Consideration and (iii) the number of shares of Domesticated Acquiror Class C Common Stock equal to the Non-Voting Stock Election Consideration.

(b) Each holder of shares of Company Capital Stock and of Company Warrants as of the Company Record Date (as defined below) (each a “Holder”), shall be entitled to receive such portion of the Aggregate Merger Consideration, upon exchange of their shares of Company Capital Stock and of their Company Warrants for shares of Acquiror Capital Stock in accordance with the terms and procedures set forth in the exchange agent agreement executed between the Acquiror and the Exchange Agent. No interest shall be paid or accrued upon the transfer of any share.

(c) Each Holder shall automatically be deemed to have made an Ordinary Stock Election by the Exchange Agent and shall not be required to complete a Form of Election (as defined below). Each Holder that is eligible to make a BHC Stock Election or Non-Voting Stock Election shall have the right, subject to the limitations set forth in this Article III, to submit an Election (as defined below) in accordance with this clause (c) on or prior to the Election Deadline. The Company shall not waive the Election Deadline unless such Election Deadline is waived with respect to all Holders, the new election deadline is disclosed by the Company to all Holders on a date agreed to by Acquiror, and Acquiror has otherwise given its prior written consent (not to be unreasonably withheld, conditioned or delayed) to such waiver. “Election Deadline” means 5:00 p.m. (New York time) on the date which the parties shall agree is as near as practicable to three (3) Business Days preceding the Closing Date. The parties shall cooperate to inform each eligible Holder of the selected date of the Election Deadline not more than fifteen (15) Business Days before, and at least five (5) Business Days prior to, the Election Deadline.

(d) Each Holder that is eligible to make a BHC Stock Election or Non-Voting Stock Election may specify in a request made in accordance with the provisions of this clause (d)(i) (an “Election”) whether such Holder desires to make a (A) solely in the event that such Holder establishes that it is a Bank Holding Company, a BHC Stock Election, or (B) Non-Voting Stock Election, in each case with respect to some or all of the shares of Company Common Stock held by such Holder (or, as applicable, that will be held by such Holder on an as converted basis). If any such Holder fails to apply an Election to all of such Holder’s shares of Company Common Stock, the portion of such Holder’s shares of Company Common Stock with respect to which such Holder did not attempt to make an Election shall be automatically treated as an Ordinary Stock Election or in the case of SoftBank only, a Non-Voting Stock Election.

(e) Acquiror shall prepare a form of election that is reasonably acceptable to the Company (the “Form of Election”) and if requested by any holder eligible to make a BHC Stock Election or Non-Voting Stock Election, Acquiror shall mail, or shall cause the Exchange Agent to mail and deliver, the Form of Election to any such Holders as of the record date established by the Board of Directors of the Company, in consultation with Acquiror, for purposes of obtaining the Company Stockholder Approval by written consent (the “Company Record Date”) not less than 10 Business Days prior to the anticipated Election Deadline or if later, two (2) Business Days after such request (the period between such mailing and the Election Deadline, the “Election Period”) . Acquiror shall use reasonable best efforts to make available one or more Forms of Election as may reasonably be requested from time to time by all persons who become Holders during the period following the Company Record Date and prior to the Election Deadline that are eligible to make a BHC Stock Election or Non-Voting Stock Election.

(f) Any Election shall have been made properly only if the Exchange Agent shall have received, by the Election Deadline, (A) a Form of Election properly completed and signed in accordance with the instructions therein, and (B) the properly completed and executed documents required to be delivered by such Holder pursuant to the other provisions of this Section 3.2. Any Holder who is a holder of record of shares of Company Common Stock (not including the Excluded Shares) that does not make a valid Election by the Election Deadline shall be deemed to have made, as applicable, an Ordinary Stock Election or, in the case of SoftBank only, a Non-Voting Stock Election.

(g) Any Holder may, at any time during the Election Period, revoke his, her or its Election by written notice to the Exchange Agent prior to the Election Deadline, together with a properly completed and signed revised Form of Election. Any subsequent transfer of such Holder’s shares of Company Common Stock or Company Warrants after such Holder has made an Election shall automatically revoke such Election (and such subsequent transferee may make a new Election pursuant to and if permitted by the terms of clause (c)). Notwithstanding anything to the contrary in this Agreement, all Elections shall be automatically deemed revoked upon receipt by the Exchange Agent of written notification from the Company or Acquiror that this Agreement has been terminated in accordance with Article X. The Exchange Agent shall have reasonable discretion to determine if any Election is not properly made, changed or revoked with respect to any shares of Company Common Stock or Company Warrants (none of the Company, Acquiror, Merger Sub or the Exchange Agent being under any duty to notify any Holder of any applicable defect). In the event the Exchange Agent makes a reasonable determination that an Election was not properly made (including as a result of the Exchange Agent not receiving an Election by the Election Deadline), such Election shall be deemed to be ineffective, and if the Holder is a holder of record of shares of Company Common Stock (not including the Excluded Shares), then the Holder shall be deemed to have made, an Ordinary Stock Election or, in the case of SoftBank only, a Non-Voting Stock Election, with respect to the shares of Company Common Stock covered by the ineffective Election.

(h) Promptly following the date that is one (1) year after the First Effective Time, Acquiror shall instruct the Exchange Agent to deliver to Acquiror all documents in its possession relating to the transactions contemplated hereby, and the Exchange Agent’s duties shall terminate. Thereafter, any portion of the Aggregate Merger Consideration that remains unclaimed shall be returned to Acquiror, and any Person that was a Holder of shares of Company Common Stock as of immediately prior to the First Effective Time that has not exchanged such shares of Company Common Stock for an applicable portion of the Aggregate Merger Consideration in accordance with this Section 3.2 prior to the date that is one (1) year after the First Effective Time, may transfer such shares of Company Common Stock to Acquiror and (subject to applicable abandoned property, escheat and similar Laws) receive in consideration therefor, and Acquiror shall promptly deliver, such applicable portion of the Aggregate Merger Consideration without any interest thereupon. None of Acquiror, Merger Sub, the Company, the First-Step Surviving Corporation, the Surviving Corporation or the Exchange Agent shall be liable to any Person in respect of any of the Aggregate Merger Consideration delivered to a public official pursuant to and in accordance with any applicable abandoned property, escheat or similar Laws. If any such shares shall not have not been transferred immediately prior to such date on which any amounts payable pursuant to this Article III would otherwise escheat to or become the property of any Governmental Authority, any such amounts shall, to the extent permitted by applicable Law, become the property of the Surviving Corporation, free and clear of all claims or interest of any Person previously entitled thereto.

(i) In the event that the Company or Acquiror changes the number of shares of Company Common Stock, Acquiror Common Stock, shares of capital stock of the Company, shares of capital stock of Acquiror or securities convertible or exchangeable into or exercisable for shares of Company Common Stock, Acquiror Common Stock, shares of capital stock of the Company or shares of capital stock of Acquiror, as applicable, issued and outstanding prior to the First Effective Time as a result of a reclassification, stock split (including a reverse stock split), stock dividend or distribution, subdivision, exchange or readjustment of shares, or other similar transaction (other than the Preferred Stock Conversion, the Domestication, the PIPE Investment and any other transactions contemplated by this Agreement or the Ancillary Agreements), then any number or amount contained herein which is based upon the price of Acquiror Common Stock, or the number of shares of Acquiror Common Stock or Company Common Stock, as the case may be, the Stock Consideration, the Cash Consideration, and any other similarly dependent items shall be equitably adjusted to reflect such change; provided, however, that nothing in this (f) shall be deemed to permit or authorize any party hereto to effect any such change that it is not otherwise authorized or permitted to undertake pursuant to this Agreement.

(xvi) Section 3.5 (Dissenting Shares) of the Merger Agreement is hereby amended and restated as follows:

Section 3.5 Dissenting Shares. Notwithstanding any provision of this Agreement to the contrary, shares of Company Capital Stock issued and outstanding immediately prior to the First Effective Time and held by a holder who has not voted in favor of adoption of this Agreement or consented thereto in writing and who is entitled to demand and has properly exercised appraisal rights of such shares in accordance with Section 262 of the DGCL (such shares of Company Common Stock being referred to collectively as the “Dissenting Shares” until such time as such holder fails to perfect or otherwise waives, withdraws, or loses such holder’s appraisal rights under the DGCL with respect to such shares) shall not be converted into a right to receive a portion of the Aggregate Merger Consideration, but instead shall be entitled to only such rights as are granted by Section 262 of the DGCL; provided, however, that if, after the First Effective Time, such holder fails to perfect, waives, withdraws, or loses such holder’s right to appraisal pursuant to Section 262 of the DGCL or if a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by Section 262 of the DGCL such shares of Company Common Stock shall be treated as if they had been converted as of the First Effective Time into the right to receive a portion of the Aggregate Merger Consideration in accordance with Section 3.1 without interest thereon, upon transfer of such shares. The Company shall provide Acquiror prompt written notice of any demands received by the Company for appraisal of shares of Company Common Stock, any waiver or withdrawal of any such demand, and any other demand, notice, or instrument delivered to the Company prior to the First Effective Time that relates to such demand. Except with the prior written consent of Acquiror (which consent shall not be unreasonably conditioned, withheld, delayed or denied), the Company shall not make any payment with respect to, or settle, or offer to settle, any such demands.

(xvii) Section 7.2 (Trust Account Proceeds) of the Merger Agreement is hereby amended and restated in its entirety as follows:

Section 7.2 Trust Account Proceeds. Upon satisfaction or waiver of the conditions set forth in Article IX and provision of notice thereof to the Trustee (which notice Acquiror shall provide to the Trustee in accordance with the terms of the Trust Agreement), (i) in accordance with and pursuant to the Trust Agreement, at the Closing, Acquiror (A) shall cause any documents, opinions and notices required to be delivered to the Trustee pursuant to the Trust Agreement to be so delivered and (B) shall use its reasonable best efforts to cause the Trustee to, and the Trustee shall thereupon be obligated to (1) pay as and when due all amounts payable to Acquiror Shareholders pursuant to the Acquiror Share Redemptions, (2) pay all Company Transaction Expenses and Acquiror Transaction Expenses, and (3) all remaining amounts then available in the Trust Account to Acquiror for working capital and general corporate purposes, subject to this Agreement and the Trust Agreement and (ii) thereafter, the Trust Account shall terminate, except as otherwise provided therein.

(xviii) Section 7.10(b) (Subscription Agreements—Reasonable Best Efforts) of the Merger Agreement is hereby modified and amended by adding the following text as the final sentence thereof:

Notwithstanding the foregoing, the amounts due by SoftBank and Sponsor pursuant to the Subscription Agreements shall be reduced, on a pro rata, dollar-for-dollar basis by (A) such amount of the aggregate principal amount of the bridge notes issued pursuant to the Bridge Financing Agreement, and (B) such amount of cash received by the Acquiror at the Closing from the Trust Account pursuant to Section 7.2 and after the payments set forth in clauses (i)(A) and (i)(B) of such section; provided, that to the extent such cash from the Trust Account is attributable to investors in Sponsor or in funds affiliated with Sponsor, such dollar-for-dollar reductions shall only be with respect to the amounts due by Sponsor pursuant to the Subscription Agreements.

(xix) A new Section 7.12 (Additional Note Commitments) is added to Article VII of the Merger Agreement as follows:

Additional Note Commitments. In accordance with the terms set forth in the Subscription Agreements, Acquiror and the Company shall use reasonable best efforts to prepare, negotiate and execute definitive documentation in respect of the Convertible Notes, provided that such definitive documentation shall include the Company as a party and require the Company’s prior written approval and/or consent with respect to any amendments, modifications or other agreements with respect to any additional terms thereunder, and provided, further, that such definitive documentation shall provide that the Company is permitted to obtain other sources of funding, whether via public market financing or otherwise (the “Additional Financing Arrangement”), and such Additional Financing Arrangement shall not under any circumstance reduce Softbank’s or Sponsor’s total commitment amount for the Convertible Notes, which commitment amount, unless otherwise agreed with the Company, shall remain available for the Company to draw upon throughout the funding term specified in the definitive documentation for the Convertible Notes. In addition, the parties hereto acknowledge and agree that, to the extent any such Additional Financing Arrangement is entered into prior to Closing, Section 6.1(d) of the Merger Agreement shall apply to the Company’s entry into such an alternative arrangement or agreement in accordance with the immediately preceding sentence to the extent consent under Section 6.1(d) of the Merger Agreement would be required if such alternative arrangement or agreement were entered into prior to the date hereof.

(xx) Section 9.3(c) (Conditions to the Obligations of the Company—Minimum Available Cash Condition) of the Merger Agreement is hereby amended and restated as follows:

The Minimum Available Cash Condition shall have been satisfied.

(xxi) Section 10.1(e)(ii) (Termination—Agreement End Date) of the Merger Agreement is hereby modified and amended by deleting the text “February 12, 2022” and replacing it with the text “September 30, 2022”.

3. No Other Amendments to Merger Agreement. The Parties acknowledge and agree that, on and after the date hereof, each reference in the Merger Agreement to “this Agreement”, “herein”, “hereof”, “hereunder” or words of similar import shall mean and be a reference to the Merger Agreement as amended hereby. Except as otherwise expressly provided herein, all of the terms and conditions of the Merger Agreement remain unchanged and continue in full force and effect.

4. Termination of Redemption Subscription Agreement. In accordance with Section 7.10(a) of the Merger Agreement, the Company hereby acknowledges and consents to the termination of that certain Redemption Subscription Agreement, dated as of May 10, 2021, by and among the Acquiror and Sponsor such that the Backstop Purchase (as defined therein) is eliminated.

5. Miscellaneous. The provisions of Sections 11.2 – 11.17 (inclusive) of the Merger Agreement are incorporated into, and shall apply to, this Amendment, mutatis mutandis.

[Remainder of page intentionally left blank; signature page follows]

IN WITNESS WHEREOF, this Amendment has been executed on behalf of each of the parties hereto as of the date first above written.

BETTER HOLDCO, INC.

By:	/s/ Kevin Ryan
Name: Kevin Ryan
Title: Chief Financial Officer

AURORA ACQUISITION CORP.

By:	/s/ Prabhu Narasimhan
Name: Prabhu Narasimhan
Title: Chief Investment Officer

AURORA MERGER SUB I, INC.

By:	/s/ Caroline Harding
Name: Caroline Harding
Title: Director

[Signature Page to Amendment No. 3 to the Merger Agreement]

Exhibit 10.1

BRIDGE NOTE PURCHASE AGREEMENT

This Bridge Note Purchase Agreement (this “Agreement”), dated as of November 30, 2021, is entered into among Better HoldCo, Inc., a Delaware corporation (the “Company”), the persons and entities (each individually, a “Purchaser,” and collectively, the “Purchasers”) named on the Schedule of Purchasers attached hereto (the “Schedule of Purchasers”), and Aurora Acquisition Corp., a Cayman Islands exempted company limited by shares (together with its successors, including after the Domestication (as defined in the Merger Agreement (as defined below)), the “SPAC”).

WHEREAS, the Company wishes to issue and sell to each Purchaser, and each Purchaser wishes to purchase from the Company, a bridge promissory note in exchange for the cash purchase price set forth opposite each such Purchaser’s name on the Schedule of Purchasers (such cash purchase price opposite a Purchaser’s name, the “Consideration”, and the aggregate cash purchase price of all Purchasers, the “Aggregate Consideration”);

WHEREAS, SPAC has previously entered into those certain Subscription Agreements, dated as of May 10, 2021, by and between SPAC and each of the Purchasers (the “May Subscription Agreements”).

WHEREAS, this Agreement and the Notes are being entered into concurrently with the execution of Amendment No. 3, dated as of the date hereof, to that certain Agreement and Plan of Merger, dated as of May 10, 2021, by and among SPAC, Aurora Merger Sub I, Inc., a Delaware corporation and a wholly-owned subsidiary of SPAC and the Company (as amended, the “Merger Agreement”) and amendments, dated as of the date hereof, to the May Subscription Agreements (as amended, the “Subscription Agreements”); and

WHEREAS, each party hereto has agreed that SPAC will, subject to, and conditioned upon the occurrence of, and effective as of immediately prior to, the Second Effective Time (as defined in the Merger Agreement), assume each Note and satisfy and discharge the principal amount (i.e., the Consideration) under each Note as of such time by way of issuance to each Purchaser of a number of Conversion Shares based on the Conversion Rate, in each case, on the terms and subject to the conditions set forth in this Agreement.

WHEREAS, to the extent the transactions contemplated by the Merger Agreement are not consummated in accordance with the terms thereof or upon the occurrence of certain other events as more fully described herein, the Company has agreed to satisfy and discharge the principal amount (i.e., the Consideration) under each Note by way of issuance to each Purchaser of a number of Conversion Shares based on the Conversion Rate, in each case, on the terms and subject to the conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

1.    Definitions. As used in this Agreement, the following terms have the respective meanings set forth below. Capitalized terms not otherwise defined in this Agreement will have the meanings set forth in the Merger Agreement.

1

1.1.    “Conversion Shares” means (a) with respect to a conversion pursuant to Section 4.1(a) below, shares of Class A common stock, par value $0.0001 per share, of SPAC (“SPAC Common Stock”) to be issued upon the conversion of the Notes, (b) with respect to a conversion pursuant to Section 4.1(b) below, shares of a new series of preferred stock, par value $0.0001 per share, of the Company, which series shall be pari passu with the Company’s Series D Preferred Stock, and shall have identical terms to the Company’s Series D Preferred Stock, provided that the ratchet adjustment provisions in Sections 4.4.3 and Section 4.4.4 of the Company’s Amended and Restated Certificate of Incorporation relating to the Company Series D Preferred Stock shall not apply, and the “original issue price” therefor shall be calculated based on the applicable Conversion Rate, and such series shall vote together with the Company’s Series D Preferred Stock as a single class on all matters (the “Company Series D Equivalent Preferred Stock”), to be issued upon the conversion of the Notes and (c) with respect to a conversion pursuant to Section 4.1(c) below, shares of common stock, par value $0.0001 per share, of the Company (“Company Common Stock”) to be issued upon the conversion of the Notes.

1.2.    “Conversion Rate” means, (a) with respect to a conversion pursuant to Section 4.1(a) below, for every $10 of principal amount payable on a Note at the time of conversion, one share of SPAC Common Stock, (b) with respect to a conversion pursuant to Section 4.1(b) below, a number of shares of Company Series D Equivalent Preferred Stock on account of the Notes being converted reflecting an aggregate Company fully-diluted equity valuation of $6,900,000,000 (on a pre-money basis), calculated in the same manner as determined for purposes of calculating the Exchange Ratio (as defined in the Merger Agreement) in the Merger Agreement and (c) with respect to a conversion pursuant to Section 4.1(c) below, a number of shares of Company Common Stock on account of the Notes being converted reflecting an aggregate Company fully-diluted equity valuation of $6,900,000,000 (on a pre-money basis), calculated in the same manner as determined for purposes of calculating the Exchange Ratio in the Merger Agreement. If any change in the number, type or classes of authorized shares of SPAC or the Company (including the Conversion Shares), other than as contemplated by the Merger Agreement or any agreement contemplated by the Merger Agreement, shall occur between the date hereof and immediately prior to the Closing under the Merger Agreement by reason of reclassification, recapitalization, stock split (including reverse stock split) or combination, exchange or readjustment of shares, or any stock dividend, the Conversion Rate shall be appropriately adjusted to reflect such change. Notwithstanding the foregoing, as provided in Section 1.2 of the Subscription Agreement, dated as of May 10, 2021, by and among the SPAC and SB Northstar LP, a Cayman Islands exempted limited partnership (“SB”), and the Company (the “SB Subscription Agreement”), in no circumstances shall the number of voting securities issued to SB pursuant to this Agreement or the SB Subscription Agreement, together with all other voting securities of the SPAC and/or the Company, as applicable, beneficially owned by SB and its Affiliates, exceed 9.4% of the outstanding voting power of the SPAC as of the Closing Date (giving effect to the Closing of the transactions contemplated by the PIPE Subscription Agreements (as defined in the Merger Agreement) or of the Company in the event of an issuance pursuant to 4.1(b) or (c), with any common stock or other capital stock issuable in satisfaction of the SPAC’s or the Company’s obligations hereunder in excess of such voting threshold to consist of non-voting capital stock.

1.3.    “Corporate Transaction” shall mean (a) the closing of the sale, transfer or other disposition of all or substantially all of the Company’s assets, (b) the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of the Company or the surviving or acquiring entity), (c) the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company’s securities), of the Company’s securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of the Company (or the surviving or acquiring entity) or (d) a liquidation, dissolution or winding up of the Company; provided, however, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company’s incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company’s securities immediately prior to such transaction, provided that any successor to the Company shall assume the Company’s obligations hereunder. Notwithstanding the foregoing, a Corporate Transaction shall not include the transactions contemplated by the Merger Agreement (including the Mergers).

1.4.    “Exchange Act” means the Securities Exchange Act of 1934, as amended.

1.5.    “Maturity Date” means, with respect to each Note issued under this Agreement, the date that is twelve (12) months following the date of issuance of such Note.

1.6.    “Merger Withdrawal” shall mean termination of the Merger Agreement for any reason other than (a) a termination of the Merger Agreement by the Company arising out of or resulting from the breach of any representation, warranty, covenant or agreement on the part of the SPAC or the Sponsor, (b) a termination of the Merger Agreement by the Company arising out of or resulting from the breach of any representation, warranty, covenant or other agreement on the part of the SPAC or any Subscriber (as defined in the Subscription Agreements) in connection with any Subscription Agreement or (c) a termination of the Merger Agreement arising out of or resulting from a breach of any representation, covenant or other agreement on the part of any Purchaser or the SPAC in connection with this Agreement or any Ancillary Agreement.

1.7.    “Notes” means the one or more promissory notes issued to each Purchaser pursuant to Section 2, the form of which is attached hereto as Exhibit A.

1.8.    “Requisite Noteholders” means the holders of 100% of the aggregate principal amount of the Notes.

1.9.    “SEC” means the U.S. Securities and Exchange Commission.

1.10.    “Securities” means, collectively, the Notes and any Conversion Shares that may be issued in respect thereof.

1.11.    “Securities Act” means the Securities Act of 1933, as amended.

1.12.    “Transfer” means any sale, transfer, assignment, pledge, mortgage, exchange, hypothecation, grant of a security interest in or disposition or encumbrance of an interest (in each case, whether direct or indirect, whether with or without consideration, whether voluntarily or involuntarily or by operation of law or otherwise).

2.    Purchase and Sale of Notes. In exchange for the Consideration paid by each Purchaser, the Company will sell and issue to each such Purchaser a Note. Each Note will have a principal amount equal to the Consideration paid by the applicable Purchaser for such Note, as set forth opposite such Purchaser’s name on the Schedule of Purchasers; provided, that the Aggregate Consideration shall in no event exceed $750,000,000.

3.    Closings. The closing of the sale of the Notes in exchange for the Consideration paid by each Purchaser (the “Closing”) will take place remotely via the electronic exchange of documents and signatures on the date of this Agreement, or at such other time and place as the Company, SPAC and the Purchasers agree upon orally or in writing. At the Closing, each Purchaser will deliver the Consideration to the Company by wire transfer of immediately available funds and the Company will, in exchange therefor, deliver to each such Purchaser a Note in return for the Consideration provided to the Company. On the date of the Closing, the Company will provide SPAC with evidence reasonably satisfactory to SPAC that the Aggregate Consideration has been received by the Company from the Purchasers in cash (and without, for the avoidance of doubt, any offset, setoff or similar net funding concept).

4.    Conversion. Each Note will be convertible into Conversion Shares pursuant to, and only in the circumstances specifically provided for in, this Section 4 as follows. For the avoidance of doubt, each Note shall not be payable in cash, but rather shall convert into Conversion Shares in all cases pursuant to this Section 4.

4.1.    Mandatory Conversion.

(a)    Subject to, and conditioned upon the occurrence of, and effective as of immediately prior to, the Second Effective Time, SPAC will be deemed to automatically assume each Note and the outstanding principal amount under each Note will automatically be converted into a number of Conversion Shares (rounded down to the nearest whole number) based on the Conversion Rate.

(b)    Except as a result of the occurrence of an event under Section 4.1(c) below, if the Mergers have not been consummated by the Maturity Date, or in the event of a Corporate Transaction or Merger Withdrawal prior to the Maturity Date or prior to the time when a Note may be converted (as provided in Section 4.1(a) above or 4.1(c) below), all outstanding principal due on such Note shall, promptly on the Maturity Date or upon such Merger Withdrawal or immediately prior to the consummation of the Corporate Transaction, be converted into a number of Conversion Shares (rounded down to the nearest whole number) based on the Conversion Rate.

(c)    Prior to the Maturity Date or, if earlier, prior to the time when the Notes may be converted (as provided in Section 4.1(a) or 4.1(b) above), in the event of (i) a termination of the Merger Agreement by the Company arising out of or resulting from the breach of any representation, warranty, covenant or agreement on the part of the SPAC or the Sponsor, (ii) a termination of the Merger Agreement by the Company arising out of or resulting from the breach of any representation, warranty, covenant or other agreement on the part of the SPAC or any Subscriber in connection with any Subscription Agreement or (iii) a termination of the Merger Agreement arising out of or resulting from a breach of any representation, covenant or other agreement on the part of any Purchaser or the SPAC in connection with this Agreement or any Ancillary Agreement, including in each case, any termination of the Merger Agreement due to the occurrence of the Agreement End Date as a result of the facts set forth in clauses (i)-(iii) hereof, all outstanding principal due on the Notes shall, be converted into a number of Conversion Shares (rounded down to the nearest whole number) based on the Conversion Rate.

(d)    Upon the conversion of the principal amount under a Note as provided in preceding sentence, all outstanding amounts under such Note will automatically be deemed satisfied and discharged in full, and such Note will be no longer outstanding and will be cancelled, extinguished and retired and the holder thereof will cease to have any rights with respect thereto, except for the express rights with respect to the Conversion Shares contemplated by this Agreement.

4.2.    Mechanics of Conversion. As promptly as practicable after the conversion of each Note and the issuance of the Conversion Shares in connection with, and for the avoidance of doubt subject to, the Second Effective Time or the occurrence of the events contemplated in Section 4.1(b) or 4.1(c) above, as applicable, SPAC or the Company, as applicable, will provide evidence of the issuance to each Purchaser of the Conversion Shares in book entry form in the name of such Purchaser on SPAC’s or the Company’s, as applicable, share register; provided, that, as a condition to receipt of such evidence of issuance and without affecting, modifying or otherwise limiting the cancellation, extinguishment and retirement of, or the satisfaction and discharge of all amounts outstanding under, a Note as provided in Section 4.1, each Purchaser shall surrender the Note held by such Purchaser to SPAC or the Company, as applicable (or provide an instrument of cancellation or affidavit of loss). Any Conversion Shares issued upon the conversion of any applicable Note shall have associated with such Conversion Shares one or more legends restricting the transfer of such Conversion Shares consistent with applicable securities laws. Upon the conversion of a Note into Conversion Shares, in lieu of any fractional shares to which the holder of the Note would otherwise be entitled, the Company or SPAC, as applicable, shall pay the Note holder cash on account of any portion of the Note attributable to such fractional share.

For the avoidance of doubt, upon the occurrence of any of the events contemplated in Section 4.1(b) or 4.1(c), SPAC shall have no further obligations or liabilities under, or with respect to, this Agreement or any of the Notes.

4.3.    Stockholder Approvals by Company. Prior to the date hereof, the Company has obtained a written consent of its stockholders necessary to issue the Bridge Securities in exchange for the Consideration therefore, and to approve an amendment to its Certificate of Incorporation (a “COI Amendment”) that would be required to issue the Conversion Shares to the extent that such conversion is an obligation of the Company providing that they shall provide reasonable cooperation and support to vote for such COI Amendment. As promptly as practicable following the date of this Agreement, the Company shall prepare the COI Amendment, promptly submit such proposed amendments to a vote of its stockholders and use its commercially reasonable efforts to obtain the requisite approvals to effectuate the COI Amendment (the “Company Stockholder Approval), and take all further actions as are reasonably necessary to obtain the Company Stockholder Approval. The Company further covenants and agrees to take any and all action necessary, or reasonably requested by the holders of the Notes, to enforce the rights of the Company under and pursuant to those certain Voting and Support Agreements, dated the date hereof, between the Company, SPAC and certain shareholders of the Company, in order to obtain the Company Stockholder Approval required to effectuate the transactions contemplated by this Agreement.

4.4.    Senior Lender Subordination. To the extent that the Company’s senior lender so requests, the Purchasers shall enter into a customary subordination agreement, in form and substance consistent with previous subordination agreements entered into by creditors of the Company with the senior lender, agreeing that all rights and obligations under the Notes shall be subordinated to the rights and obligations under the senior lender’s credit facilities.

5.    Representations and Warranties of the Company. In connection with the transactions contemplated by this Agreement, the Company hereby represents and warrants to the Purchasers as follows as of the date hereof:

5.1.    The Company has been duly incorporated and is validly existing as a corporation in good standing under the Delaware General Corporation Law (“DGCL”), with corporate power and authority to own, lease and operate its properties and conduct its business as presently conducted and to enter into, deliver and perform its obligations under this Agreement.

5.2.    Subject to receipt of the Company Stockholder Approval and filing of the COI Amendment with the Secretary of State of the State of Delaware, the Conversion Shares have been duly authorized and, when issued and delivered to the Purchasers against full payment therefor in accordance with the terms of this Agreement and registered with the Company’s transfer agent, the Conversion Shares will be validly issued, fully paid and non-assessable and will not have been issued in violation of or subject to any preemptive or similar rights created under the Company’s certificate of incorporation or under the DGCL.

5.3.    Each of this Agreement and the Notes has been duly authorized, executed and delivered by the Company and is enforceable against it in accordance with its terms, except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally and (ii) principles of equity, whether considered at law or equity.

5.4.    The execution, delivery and performance of this Agreement, issuance and sale of the Securities and the consummation of the certain other transactions contemplated herein will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of the Company or any of its subsidiaries pursuant to the terms of any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which the Company or any of its subsidiaries is bound or to which any of the property or assets of the Company is subject, (ii) result in any violation of the provisions of the organizational documents of the Company or (ii) result in any violation of any law or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over the Company or any of its properties or assets, in the case of each of clauses (i) and (iii), that would reasonably be expected to have a material adverse effect on the validity of the Notes or the legal authority or ability of the Company to perform in all material respects its obligations under this Agreement or result in a “Company Material Adverse Effect” (as defined in the Merger Agreement) (the foregoing, a “Company Material Adverse Effect”).

5.5.    The Company is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority, self-regulatory organization or other person in connection with the execution, delivery and performance by the Company of this Agreement (including, without limitation, the issuance of the Securities), other than filings required by applicable state securities laws and filings the failure of which to obtain would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect.

5.6.    No Disqualification Event is applicable to the Company or, to Company knowledge, any Company Covered Person (as defined below), except for a Disqualification Event as to which Rule 506(d)(2)(ii)-(iv) or (d)(3) under the Securities Act is applicable. The Company has complied, to the extent applicable, with any disclosure obligations under Rule 506(e) under the Securities Act. “Company Covered Person” means, with respect to the Company as an “issuer” for purposes of Rule 506 under the Securities Act, any person listed in the first paragraph of Rule 506(d)(1) under the Securities Act.

5.7.    Assuming the accuracy of SPAC’s representations and warranties set forth in Section 6 and each Purchaser’s representations and warranties set forth in Section 7, no registration under the Securities Act is required for the offer and sale of the Securities by the Company. The Securities (i) were not offered by any form of general solicitation or general advertising and (ii) are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, or any state securities laws. Neither the Company, nor any person acting on its behalf, has, directly or indirectly, made any offers or sales of any Company security or solicited any offers to buy any security, under circumstances that would adversely affect reliance by the Company on an exemption from registration for the transactions contemplated hereby or would require registration of the Notes or the Conversion Shares under the Securities Act.

5.8.    The Company is not, and immediately after receipt of payment for the Notes will not be, an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

5.9.    The Company intends to use the proceeds from the sale of the Securities in accordance with the terms of the Merger Agreement.

5.10.     The Company does not produce, design, test, manufacture, fabricate, or develop one or more “critical technologies” (as defined in 31 C.F.R. § 800.215) not otherwise eligible for export, reexport, or transfer (in country) pursuant to License Exception ENC of the Export Administration Regulations (15 C.F.R. § 740.17) such that a filing with the Committee on Foreign Investment in the United States would be mandatory under 31 C.F.R. § 800.401(c). .

6.    Representations and Warranties of SPAC. In connection with the transactions contemplated by this Agreement, SPAC hereby represents and warrants to the Purchasers as follows as of the date hereof:

6.1.    SPAC has been duly incorporated and is validly existing as a corporation in good standing under the laws of its jurisdiction of incorporation and following the Domestication shall be validly existing as a corporation in good standing under the DGCL, with corporate power and authority to own, lease and operate its properties and conduct its business as presently conducted and to enter into, deliver and perform its obligations under this Agreement.

6.2.    The Conversion Shares have been duly authorized and, when issued and delivered to the Purchasers against full payment therefor in accordance with the terms of this Agreement and registered with SPAC’s transfer agent, the Conversion Shares will be validly issued, fully paid and non-assessable and will not have been issued in violation of or subject to any preemptive or similar rights created under SPAC’s amended and restated certificate of incorporation or under the DGCL.

6.3.    This Agreement has been duly authorized, executed and delivered by SPAC and is enforceable against it in accordance with its terms, except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally and (ii) principles of equity, whether considered at law or equity.

6.4.    Subject to obtaining all required approvals necessary in connection with the performance of the Merger Agreement (including the approval of SPAC’s stockholders for the Merger Agreement and the related transactions including the transactions contemplated by this Agreement) and any required applications and approvals pursuant to the applicable rules of Nasdaq (together, the “Required Approvals”), the execution, delivery and performance of this Agreement, issuance and sale of the Conversion Shares and the consummation of the certain other transactions contemplated herein will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of the SPAC pursuant to the terms of any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which the SPAC is bound or to which any of the property or assets of the SPAC is subject, (ii) result in any violation of the provisions of the organizational documents of SPAC (after Domestication) or (iii) result in any violation of any Law or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over SPAC or any of its properties or assets, in the case of each of clauses (i) and (iii), that would reasonably be expected to have a material adverse effect on the validity of the Conversion Shares or the legal authority or ability of SPAC to perform in all material respects its obligations under this Agreement (a “SPAC Material Adverse Effect”).

6.5.    Subject to obtaining the Required Approvals, SPAC is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority, self-regulatory organization or other person in connection with the execution, delivery and performance by the Company of this Agreement (including, without limitation, the issuance of the Conversion Shares), other than filings required by applicable state securities laws and filings the failure of which to obtain would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect.

6.6.    Assuming the accuracy of the Company’s representations and warranties set forth in Section 5 and each Purchaser’s representations and warranties set forth in Section 7, no registration under the Securities Act is required for the offer and sale of the Conversion Shares by SPAC to Purchasers.

6.7.    Neither SPAC, nor any person acting on its behalf has, directly or indirectly, made any offers or sales of any SPAC security or solicited any offers to buy any security under circumstances that would adversely affect reliance by SPAC on an exemption from registration for the transactions contemplated hereby under the Securities Act or would require registration of the issuance of the Conversion Shares under the Securities Act

6.8.    No Disqualification Event is applicable to SPAC or, to SPAC’s knowledge, any SPAC Covered Person (as defined below), except for a Disqualification Event as to which Rule 506(d)(2)(ii)-(iv) or (d)(3) under the Securities Act is applicable. SPAC has complied, to the extent applicable, with any disclosure obligations under Rule 506(e) under the Securities Act. “SPAC Covered Person” means, with respect to SPAC as an “issuer” for purposes of Rule 506 under the Securities Act, any person listed in the first paragraph of Rule 506(d)(1) under the Securities Act.

6.9.    As of the date hereof, there are no pending or, to the knowledge of SPAC, threatened Actions, which, if determined adversely, would, individually or in the aggregate, reasonably be expected to have a SPAC Material Adverse Effect.

6.10.    SPAC is not, and immediately after receipt of payment for the Notes will not be, an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

6.11.     No foreign person (as defined in 31 C.F.R. § 800.224) in which the national or subnational governments of a single foreign state have a substantial interest (as defined in 31 C.F.R. § 800.244) will acquire a substantial interest in the SPAC as a result of the issuance of the Note or Conversion Shares such that a declaration to the Committee on Foreign Investment in the United States would be mandatory under 31 C.F.R. § 800.401(b)..

7.    Representations and Warranties of the Purchasers. In connection with the transactions contemplated by this Agreement, each Purchaser, severally and not jointly, hereby represents and warrants to the Company and SPAC as follows as of the date hereof:

7.1.    Such Purchaser has been duly formed or incorporated and is validly existing and in good standing under the laws of its jurisdiction of incorporation or formation, with power and authority to enter into, deliver and perform its obligations under this Agreement.

7.2.    This Agreement has been duly authorized, validly executed and delivered by such Purchaser. This Agreement is a valid and binding agreement enforceable against such Purchaser in accordance with its terms, except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally and (ii) principles of equity, whether considered at law or equity.

7.3.    The execution, delivery and performance by such Purchaser of this Agreement and the consummation of the transactions contemplated herein do not and will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the assets of such Purchaser pursuant to, any indenture, mortgage, deed of trust, loan agreement, or other agreement or instrument to which such Purchaser is a party or by which such Purchaser is bound or to which any of the assets of such Purchaser is subject, which would reasonably be expected to prevent, materially delay or otherwise materially impede such Purchaser’s timely performance of its obligations under this Agreement (a “Purchaser Material Adverse Effect”), (ii) result in any violation of the provisions of the organizational documents of such Purchaser, (iii) result in any violation of any Law or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over such Purchaser or any of its respective properties or assets that would reasonably be expected to have a Purchaser Material Adverse Effect, or (iv) with respect to the issuance of the Securities to such Purchaser upon the Closing or the conversion of the Notes, as the case may be, and not with respect to any voting power exercised by such Purchaser after the Closing or the conversion of the Notes, as the case may be, no notice to, or consent or approval of a Governmental Authority is required for such Purchaser to enter into, deliver and perform its obligations under, and all transactions contemplated by, this Agreement.

7.4.    Such Purchaser (i) is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act) or an “accredited investor” (within the meaning of Rule 501(a) under the Securities Act) satisfying the applicable requirements set forth on Schedule A, (ii) is acquiring the Securities only for its own account and not for the account of others and (iii) is not acquiring the Securities with a view to, or for offer or sale in connection with, any distribution thereof in violation of the Securities Act (and shall provide the requested information on Schedule A following the signature page hereto). Nothing contained herein shall be deemed a representation or warranty by such Purchaser to hold the Securities for any period of time. Such Purchaser is not an entity formed for the specific purpose of acquiring the Securities.

7.5.    Such Purchaser understands that the Securities are being offered in a transaction not involving any public offering within the meaning of the Securities Act and that the Securities have not been registered under the Securities Act except as may be required pursuant to Section 8 hereof. Such Purchaser understands that the Securities may not be resold, transferred, pledged or otherwise disposed of by such Purchaser absent an effective registration statement under the Securities Act or an applicable exemption from the registration requirements of the Securities Act and in accordance with any applicable securities laws of the states and other jurisdictions of the United States, and that any certificates or book entries representing the Securities shall contain a legend to such effect. Such Purchaser acknowledges that the Securities will not be eligible for resale pursuant to Rule 144A promulgated under the Securities Act. Such Purchaser understands and agrees that as a result of the transfer restrictions set forth herein, such Purchaser may not be able to readily resell the Securities and may be required to bear the financial risk of an investment in the Securities for an indefinite period of time. Such Purchaser understands that it has been advised to consult legal counsel and tax and accounting advisors prior to making any offer, resale, pledge or transfer of any of the Securities.

7.6.    Such Purchaser understands and agrees that such Purchaser is purchasing the Securities directly from the Company and SPAC. Such Purchaser further acknowledges that there have been no representations, warranties, covenants or agreements made to such Purchaser by the Company, SPAC, or any of their respective Affiliates, officers, directors, employees, agents or representatives, expressly or by implication, other than those representations, warranties, covenants and agreements expressly set forth in this Agreement, and such Purchaser is not relying on any representations, warranties or covenants other than those expressly set forth in this Agreement. Without limiting the foregoing, such Purchaser acknowledges that certain information provided by the Company was based on projections, forecasts, estimates, budgets or other prospective information, and such information is based on assumptions and estimates that are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections, and neither the Company nor any other person makes any representation relating to any such information.

7.7.    Such Purchaser represents and warrants that its acquisition and holding of the Securities will not constitute or result in a non-exempt prohibited transaction under Section 406 of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), Section 4975 of the Internal Revenue Code of 1986, as amended (the “Code”), or any applicable similar law.

7.8.    In making its decision to purchase the Securities, such Purchaser represents that it has relied solely upon independent investigation made by such Purchaser and the Company and SPAC’s representations, warranties and agreements herein. Without limiting the generality of the foregoing, such Purchaser has not relied on any statements or other information provided by anyone other than the Company and SPAC and its representatives concerning the Company and SPAC or the Securities or the offer and sale of the Securities. Such Purchaser acknowledges and agrees that such Purchaser has received access to and has had an adequate opportunity to review, such financial and other information as such Purchaser deems necessary in order to make an investment decision with respect to the Securities, including with respect to the Company and SPAC (including giving effect to the Mergers), and made its own assessment and is satisfied concerning the relevant tax and other economic considerations relevant to such Purchaser’s investment in the Securities. Such Purchaser acknowledges that it has reviewed the documents made available to such Purchaser by the Company and SPAC. Such Purchaser represents and agrees that such Purchaser and such Purchaser’s professional advisor(s), if any, have had the full opportunity to ask such questions, receive such answers and obtain such information as such Purchaser and such Purchaser’s professional advisor(s), if any, have deemed necessary to make an investment decision with respect to the Securities.

7.9.    Such Purchaser acknowledges that the Securities are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, or any state securities laws.

7.10.    Such Purchaser acknowledges that it is aware that there are substantial risks incident to the purchase and ownership of the Securities. Such Purchaser has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Securities, and such Purchaser has sought such financial, accounting, legal and tax advice as such Purchaser has considered necessary to make an informed investment decision.

7.11.    Alone, or together with any professional advisor(s), Such Purchaser represents and acknowledges that such Purchaser has adequately analyzed and fully considered the risks of an investment in the Securities and determined that the Securities are a suitable investment for such Purchaser and that such Purchaser is able to bear the economic risk of a total loss of such Purchaser’s investment in the Company and SPAC. Such Purchaser acknowledges specifically that a possibility of total loss exists. Such Purchaser acknowledges that it shall be responsible for any of such Purchaser’s tax liabilities that may arise as a result of the transactions contemplated by this Agreement, and that neither the Company nor SPAC has provided any tax advice or any other representation or guarantee regarding the tax consequences of the transactions contemplated by this Agreement.

7.12.    Such Purchaser understands and agrees that no federal or state agency has passed upon or endorsed the merits of the offering of the Securities or made any findings or determination as to the fairness of an investment in the Securities.

7.13.    Such Purchaser represents and warrants that such Purchaser is not (i) a person or entity named on the List of Specially Designated Nationals and Blocked Persons administered by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”) or in any Executive Order issued by the President of the United States and administered by OFAC (“OFAC List”), or a person or entity prohibited by any OFAC sanctions program, (ii) a Designated National as defined in the Cuban Assets Control Regulations, 31 C.F.R. Part 515 or (iii) a non-U.S. shell bank or providing banking services indirectly to a non-U.S. shell bank. Such Purchaser agrees to provide law enforcement agencies, if requested thereby, such records as required by applicable Law, provided that such Purchaser is permitted to do so under applicable Law. If such Purchaser is a financial institution subject to the Bank Secrecy Act (31 U.S.C. Section 5311 et seq.) (the “BSA”), as amended by the USA PATRIOT Act of 2001 (the “PATRIOT Act”), and its implementing regulations (collectively, the “BSA/PATRIOT Act”), such Purchaser represents that it maintains policies and procedures reasonably designed to comply with applicable obligations under the BSA/PATRIOT Act. Such Purchaser also represents that, to the extent required, it maintains policies and procedures reasonably designed for the screening of its investors against the OFAC sanctions programs, including the OFAC List. Such Purchaser further represents and warrants that, to the extent required, it maintains policies and procedures reasonably designed to ensure that the funds held by such Purchaser and used to purchase the Securities were legally derived.

7.14.    Such Purchaser acknowledges that it is not relying upon, and has not relied upon, any statement, representation or warranty made by any person, firm or corporation (including, without limitation, the Company, SPAC, any of their respect Affiliates or any of its or their respective control persons, officers, directors, employees, agents or representatives), other than the representations and warranties of the Company and SPAC expressly set forth in this Agreement, in making its investment or decision to invest in the Company and SPAC.

7.15.    Such Purchaser represents, warrants and agrees that neither such Purchaser, nor any person acting on its behalf has, directly or indirectly, made, and no such person shall make, any offers or sales of any Company or SPAC security or solicited any offers to buy any security under circumstances that would adversely affect reliance by the Company and SPAC on an applicable exemption from registration under the Securities Act for the transactions contemplated hereby or would require registration of the issuance of the Securities under the Securities Act.

8.    Registration Rights.

8.1.    In the event that the Conversion Shares are issued pursuant to Section 4.1(a) and not registered in connection with the consummation of the transactions contemplated by the Merger Agreement, SPAC agrees that, within forty-five (45) calendar days after the consummation of the Mergers (the “Filing Date”), the SPAC will file with the SEC (at the SPAC’s sole cost and expense) a shelf registration statement registering the resale of the Conversion Shares (the “Registration Statement”), and the SPAC shall use its commercially reasonable efforts to have the Registration Statement declared effective as soon as practicable after the filing thereof, but no later than the earlier of (i) the 60th calendar day (or 90th calendar day if the SEC notifies the SPAC that it will “review” the Registration Statement) following the consummation of the Mergers and (ii) the 10th business day after the date the SPAC is notified (orally or in writing, whichever is earlier) by the SEC that the Registration Statement will not be “reviewed” or will not be subject to further review (such earlier date, the “Effectiveness Date”); provided, however, that the SPAC’s obligations to include such Conversion Shares in the Registration Statement are contingent upon Purchaser furnishing in writing to the SPAC such information regarding Purchaser, the securities of the SPAC held by Purchaser and the intended method of disposition of the Conversion Shares as shall be reasonably requested by the SPAC to effect the registration of the Conversion Shares, and Purchaser shall execute such documents in connection with such registration as the SPAC may reasonably request that are customary of a selling stockholder in similar situations, including providing that the SPAC shall be entitled to postpone and suspend the effectiveness or use of the Registration Statement during any customary blackout or similar period or as permitted under Section 8.3 hereunder; provided, further, that Purchaser and its affiliates (including its directors, officers, agents and employees, and each person who controls Purchaser within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act) will be indemnified by the SPAC for any liability arising from any material misstatements or omissions in the Registration Statement except to the extent such misstatement or omission arises from the information specifically provided by Purchaser for inclusion in the Registration Statement. Purchaser shall indemnify and hold harmless the SPAC and its affiliates (including its directors, officers, agents and employees, and each person who controls the SPAC (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act), for any liability arising from any material misstatements or omissions contained in the Registration Statement to the extent that such untrue statements or omissions are based upon information regarding Purchaser furnished in writing to the SPAC by Purchaser expressly for use therein. For purposes of clarification, any failure by the SPAC to file the Registration Statement by the Filing Date or to cause such Registration Statement to be declared effective by the Effectiveness Date shall not otherwise relieve the SPAC of its obligations to file the Registration Statement or cause the Registration Statement to be declared effective as set forth above in this Section 8.

8.2.    In the case of the registration effected by the SPAC pursuant to this Agreement, the SPAC shall, upon reasonable request, inform Purchaser as to the status of such registration. At its expense, the SPAC shall:

(a)    except for such times as the SPAC is permitted hereunder to suspend the use of the prospectus forming part of a Registration Statement, use its reasonable efforts to keep such registration, and any qualification, exemption or compliance under state securities laws which the SPAC determines to obtain, continuously effective with respect to Purchaser, and to keep the applicable Registration Statement or any subsequent shelf registration statement free of any material misstatements or omissions, until the earlier of the following: (i) Purchaser ceases to hold any Conversion Shares, (ii) the date all Conversion Shares held by Purchaser may be sold without restriction under Rule 144, including without limitation, any volume and manner of sale restrictions which may be applicable to affiliates under Rule 144 and without the requirement for the SPAC to be in compliance with the current public information required under Rule 144(c)(1) (or Rule 144(i)(2), if applicable), and (iii) two years from the Effectiveness Date of the Registration Statement;

(b)    advise Purchaser within five (5) Business Days (i) when a Registration Statement or any post-effective amendment thereto has become effective; (ii) of the issuance by the SEC of any stop order suspending the effectiveness of any Registration Statement or the initiation of any proceedings for such purpose; (iii) of the receipt by the SPAC of any notification with respect to the suspension of the qualification of the Conversion Shares included therein for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; and (iv) subject to the provisions in this Agreement, of the occurrence of any event that requires the making of any changes in any Registration Statement or prospectus so that, as of such date, the statements therein are not misleading and do not omit to state a material fact required to be stated therein or necessary to make the statements therein (in the case of a prospectus, in the light of the circumstances under which they were made) not misleading.

Notwithstanding anything to the contrary set forth herein, the SPAC shall not, when so advising Purchaser of such events, provide Purchaser with any material, nonpublic information regarding the SPAC other than to the extent that providing notice to Purchaser of the occurrence of the events listed in (i) through (iv) above constitutes material, nonpublic information regarding the SPAC;

(c)    use its commercially reasonable efforts to obtain the withdrawal of any order suspending the effectiveness of any Registration Statement as soon as reasonably practicable;

(d)    upon the occurrence of any event contemplated in Section 8.2(a)(iv), except for such times as the SPAC is permitted hereunder to suspend, and has suspended, the use of a prospectus forming part of a Registration Statement, the SPAC shall use its commercially reasonable efforts to as soon as reasonably practicable prepare a post-effective amendment to such Registration Statement or a supplement to the related prospectus, or file any other required document so that, as thereafter delivered to purchasers of the Conversion Shares included therein, such prospectus will not include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; and

(e)    use its commercially reasonable efforts to cause all Conversion Shares to be listed on each securities exchange or market, if any, on which the Class A common stock of the SPAC is then listed.

8.3.    Notwithstanding anything to the contrary in this Agreement, the SPAC shall be entitled to delay or postpone the effectiveness of the Registration Statement, and from time to time to require Purchaser not to sell under the Registration Statement or to suspend the effectiveness thereof, if the negotiation or consummation of a transaction by the SPAC or its subsidiaries is pending or an event has occurred, which negotiation, consummation or event the SPAC’s board of directors reasonably believes, upon the advice of legal counsel (which may be in-house legal counsel), would require additional disclosure by the SPAC in the Registration Statement of material information that the SPAC has a bona fide business purpose for keeping confidential and the non-disclosure of which in the Registration Statement would be expected, in the reasonable determination of the SPAC’s board of directors, upon the advice of legal counsel (which may be in-house legal counsel), to cause the Registration Statement to fail to comply with applicable disclosure requirements (each such circumstance, a “Suspension Event”); provided, however, that the SPAC may not delay or suspend the Registration Statement on more than three occasions or for more than sixty (60) consecutive calendar days, or more than ninety (90) total calendar days, in each case during any twelve (12) month period. Upon receipt of any written notice from the SPAC of the happening of any Suspension Event during the period that the Registration Statement is effective or if as a result of a Suspension Event the Registration Statement or related prospectus contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made (in the case of the prospectus) not misleading, Purchaser agrees that (i) it will immediately discontinue offers and sales of the Conversion Shares under the Registration Statement (excluding, for the avoidance of doubt, sales conducted pursuant to Rule 144) until Purchaser receives copies of a supplemental or amended prospectus (which the SPAC agrees to promptly prepare) that corrects the misstatement(s) or omission(s) referred to above and receives notice that any post-effective amendment has become effective or unless otherwise notified by the SPAC that it may resume such offers and sales, and (ii) it will maintain the confidentiality of any information included in such written notice delivered by the SPAC unless otherwise required by law or subpoena. If so directed by the SPAC, Purchaser will deliver to the SPAC or, in Purchaser’s sole discretion, destroy, all copies of the prospectus covering the Shares in Purchaser’s possession; provided, however, that this obligation to deliver or destroy all copies of the prospectus covering the Shares shall not apply (i) to the extent Purchaser is required to retain a copy of such prospectus (a) in order to comply with applicable legal, regulatory, self-regulatory or professional requirements or (b) in accordance with a bona fide pre-existing document retention policy or (ii) to copies stored electronically on archival servers as a result of automatic data back-up. SPAC agrees that any time transfer is permitted pursuant to Rule 144 and Purchaser is unable to sell under the Registration Statement, SPAC will take commercially reasonable efforts to remove the restrictive legend from Purchaser’s Conversion Shares.

Notwithstanding anything to the contrary in this Section 8 or otherwise in this Agreement, this Section 8, and all covenants, agreements, obligations and rights contained herein, shall only be effective following, and subject to and conditioned upon the occurrence of, the Second Effective Time.

9.    Voting Agreement.

9.1.    Voting Agreement. In the event that the Conversion Shares are issued pursuant to Section 4.1(b) or Section 4.1(c), Purchaser agrees that it shall enter into a joinder to the Eight Amended and Restated Voting Agreement, dated as of November 2, 2020, by and among the Company and the investors party thereto (the “Voting Agreement”), on the same terms and with the same rights and obligations as holders of the Company’s Series D Preferred Stock. For the avoidance of doubt, Purchaser acknowledges and agrees that it may, by virtue of such joinder, be obligated to sell its Conversion Shares in accordance with the provisions of the Voting Agreement.

10.    Miscellaneous.

10.1.    Assignment. Neither this Agreement, the Notes nor any rights, interests or obligations that may accrue to the parties hereunder may be transferred or assigned without the prior written consent of each of the other parties hereto and any such purported assignment shall be null and void ab initio (other than the Conversion Shares acquired hereunder, if any, and each Purchaser’s rights under Section 8 hereof, and then only in accordance with this Agreement). Notwithstanding the foregoing, each Purchaser may assign its rights and obligations under this Agreement to one or more of its Affiliates (provided that such Purchaser shall not be relieved from the obligation to perform this Agreement upon any failure of the Affiliate assignee) and may transfer the Notes to one or more of its Affiliates so long as such Affiliate agrees to be bound by the transfer restrictions applicable to the Notes.

10.2.    Benefit. Except as otherwise provided herein, this Agreement shall be binding upon, and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives, and permitted assigns, and the agreements, representations, warranties, covenants and acknowledgments contained herein shall be deemed to be made by, and be binding upon, such heirs, executors, administrators, successors, legal representatives and permitted assigns.

10.3.    Choice of Law. This Agreement and the Notes and all claims or causes of action based upon, arising out of, or related to this Agreement and the Notes or the transactions contemplated hereby, shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to principles or rules of conflict of Laws that would require or permit the application of Laws of another jurisdiction.

10.4.    Survival of Representations and Warranties. All representations and warranties made by the parties hereto in this Agreement shall survive the Closing and the conversion of the Notes until the expiration of any statute of limitations under applicable laws. For the avoidance of doubt, if for any reason the Closing does not occur prior to the consummation of the Mergers, all representations, warranties, covenants and agreements of the parties hereunder shall survive the consummation of the Mergers and remain in full force and effect until the expiration of any statute of limitations under applicable laws.

10.5.    Titles and Subtitles; No Strict Construction. The titles and subtitles used in this Agreement are included for convenience only and are not to be considered in construing or interpreting this Agreement. No party hereto, nor its respective counsel, shall be deemed the drafter of this Agreement for purposes of construing the provisions hereof, and all provisions of this Agreement shall be construed according to their fair meaning and not strictly for or against any party hereto.

10.6.    Notices. All notices and other communications among the parties shall be given to each party in the matter and at its addresses in the Merger Agreement or its signature page hereto.

10.7.    No Broker or Finder. Each of the Purchasers, the Company and SPAC represents and warrants to the other parties hereto that no broker, finder or other financial consultant has acted on its behalf in connection with this Agreement or the transactions contemplated hereby in such a way as to create any liability on any other party hereto. Each of the Purchasers, the Company and SPAC agrees to indemnify and save the other parties hereto harmless from any claim or demand for commission or other compensation by any broker, finder, financial consultant or similar agent claiming to have been employed by or on behalf of such party and to bear the cost of legal expenses incurred in defending against any such claim.

10.8.    Entire Agreement. This Agreement constitutes the entire agreement among the parties to this Agreement relating to the transactions contemplated hereby and supersede any other agreements, whether written or oral, that may have been made or entered into by or among any of the parties hereto or any of their respective Subsidiaries relating to the transactions contemplated hereby. No representations, warranties, covenants, understandings, agreements, oral or otherwise, relating to the transactions contemplated hereby exist between such parties, including any commitment letter entered into relating to the subject matter hereof, except as expressly set forth in this Agreement.

10.9.    Modifications and Amendments. This Agreement may be amended or modified in whole or in part, only by a duly authorized agreement in writing executed in the same manner as this Agreement and which makes reference to this Agreement.

10.10.    Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. The parties further agree that if any provision contained herein is, to any extent, held invalid or unenforceable in any respect under the Laws governing this Agreement, they shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by Law and, to the extent necessary, shall amend or otherwise modify this Agreement to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the parties.

10.11.    Trust Account Waiver. Each Purchaser acknowledges that SPAC is a blank check company with the powers and privileges to effect the Mergers. Each Purchaser further acknowledge that, as described in the prospectus dated February 12, 2021 (the “Prospectus”) available at www.sec.gov, substantially all of SPAC’s assets consist of the cash proceeds of SPAC’s initial public offering and private placements of its securities and substantially all of those proceeds have been deposited in a the trust account for the benefit of SPAC, certain of its public stockholders and the underwriters of SPAC’s initial public offering (the “Trust Account”). Each Purchaser acknowledges that it has been advised by SPAC that, except with respect to interest earned on the funds held in the Trust Account that may be released to SPAC to pay its franchise Tax, income Tax and similar obligations, the Trust Agreement provides that cash in the Trust Account may be disbursed only (a) if SPAC completes the Mergers, then to those Persons (as defined in the Merger Agreement) and in such amounts as described in the Prospectus; (b) if SPAC fails to complete the Mergers within the allotted time period and liquidates, subject to the terms of the Investment Management Trust Agreement, dated as of April 21, 2020, between SPAC and Continental Stock Transfer & Trust Company, as trustee (the “Trustee”) (the “Trust Agreement”) to SPAC in limited amounts to permit SPAC to pay the costs and expenses of its liquidation and dissolution, and then to SPAC’s public stockholders; and (c) if SPAC holds a shareholder vote to amend SPAC’s amended and restated memorandum and articles of association to modify the substance or timing of the obligation to redeem 100% of the Class A common stock if SPAC fails to complete the Mergers within the allotted time period, then for the redemption of any of the Class A common stock properly tendered in connection with such vote. For and in consideration of the Company and SPAC entering into this Agreement, the receipt and sufficiency of which are hereby acknowledged, each Purchaser hereby irrevocably waives any right, title, interest or claim of any kind they have or may have in the future in or to any monies in the Trust Account and agrees not to seek recourse against the Trust Account or any funds distributed therefrom as a result of, or arising out of, this Agreement and any negotiations or contracts with the SPAC; provided, that (x) nothing herein shall serve to limit or prohibit such Purchaser’s right to pursue a claim against SPAC for legal relief against monies or other assets held outside the Trust Account, for specific performance or other equitable relief in connection with the consummation of the transactions contemplated hereby or by the Merger Agreement or for fraud and (y) nothing herein shall serve to limit or prohibit any claims that the Purchasers may have in the future against the Company or SPAC’s assets or funds that are not held in the Trust Account (including any funds that have been released from the Trust Account and any assets that have been purchased or acquired with any such funds). This Section 10.11 shall survive the termination of this Agreement for any reason.

10.12.    Further Assurances. From the date hereof, the parties hereto shall use reasonable best efforts to consummate the transactions contemplated by this Agreement, the Merger Agreement, and the Mergers. At the Closing and upon the conversion of the Notes, the parties hereto shall execute and deliver such additional documents and take such additional actions as the parties reasonably may deem to be practical and necessary in order to consummate the subscription as contemplated by this Agreement.

(a)    Each of the Purchasers, the Company and SPAC is (i) entitled to rely upon and enforce the terms of this Agreement and (ii) is irrevocably authorized to produce this Agreement or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby.

(b)    Each party hereto shall be responsible for and pay its own expenses incurred in connection with this Agreement and the transactions contemplated hereby, including all fees of its legal counsel, financial advisers and accountants.

10.13.    Remedies.

(a)    The parties hereto agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached (including failing to take such actions as are required of them hereunder to consummate this Agreement). It is accordingly agreed that the parties shall be entitled to an injunction, specific performance or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, without proof of damages, prior to the valid termination of this Agreement, in addition to any other remedy to which any party is entitled at law or in equity. The right to specific enforcement shall include the right of the parties hereto to cause the Purchasers and the right of the Company to cause the parties hereto to cause the transactions contemplated hereby to be consummated on the terms and subject to the conditions and limitations set forth in this Agreement. In the event that any Action shall be brought in equity to enforce the provisions of this Agreement, no party shall allege, and each party hereby waives the defense, that there is an adequate remedy at law, and each party agrees to waive any requirement for the securing or posting of any bond in connection therewith.

(b)    The parties acknowledge and agree that this Section 10.13 is an integral part of the transactions contemplated hereby and without that right, the parties hereto would not have entered into this Agreement.

(c)    In any dispute arising out of or related to this Agreement, or any other agreement, document, instrument or certificate contemplated hereby, or any transactions contemplated hereby or thereby, the applicable adjudicating body shall award to the prevailing party, if any, the reasonable and documented out-of-pocket costs and external attorneys’ fees reasonably incurred by the prevailing party in connection with the dispute and the enforcement of its rights under this Agreement or any other agreement, document, instrument or certificate contemplated hereby and, if the adjudicating body determines a party to be the prevailing party under circumstances where the prevailing party won on some but not all of the claims and counterclaims, the adjudicating body may award the prevailing party an appropriate percentage of the costs and external attorneys’ fees reasonably incurred by the prevailing party in connection with the adjudication and the enforcement of its rights under this Agreement or any other agreement, document, instrument or certificate contemplated hereby or thereby.

10.14.    Consent for Jurisdiction; Waiver of Jury Trial.

(a)     Each of parties hereto hereby irrevocably appoints COGENCY GLOBAL INC., with offices at the date of this Agreement located at 850 New Burton Rd, STE. 201 Dover, DE 19904, as its authorized agent on which any and all legal process may be served in any such Action, suit or proceeding brought in the Designated Courts pursuant to this Section 10.14. Each of the parties hereto agrees that service of process in respect of it upon its agent, together with written notice of such service given to it in the manner provided in Section 10.6, shall be deemed to be effective service of process upon it in any such action, suit or proceeding. Each of the parties hereto agrees that the failure of its agent to give notice to it of any such service shall not impair or affect the validity of such service or any judgment rendered in any action, suit or proceeding based thereon. If for any reason the authorized agent shall cease to be available to act as such, each party hereto agrees to designate a new agent in the State of Delaware, on the terms and for the purposes of this Section 10.14. Nothing herein shall be deemed to limit the ability of any other party hereto to serve any such legal process in any other manner permitted by applicable Law or to obtain jurisdiction over any such party or bring actions, suits or proceedings against it in such other jurisdictions, and in such manner, as may be permitted by applicable Law.

(b)    Any proceeding or Action based upon, arising out of or related to this Agreement or the transactions contemplated hereby must be brought in the Court of Chancery of the State of Delaware (or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware, or the United States District Court for the District of Delaware) (the “Designated Courts”), and each of the parties irrevocably and unconditionally (i) consents and submits to the exclusive jurisdiction of each such court in any such proceeding or Action, (ii) waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, (iii) agrees that all claims in respect of the proceeding or Action shall be heard and determined only in any such court, and (iv) agrees not to bring any proceeding or Action arising out of or relating to this Subscription Agreement or the transactions contemplated hereby in any other court. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by Law or to commence an Action or otherwise proceed against any other party in any other jurisdiction, in each case, to enforce judgments obtained in any Action, suit or proceeding brought pursuant to this Section 10.14.

(c)     EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY, UNCONDITIONALLY AND VOLUNTARILY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION, SUIT OR PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY.

10.15.    Consent to Disclosure. Each Purchaser hereby consents to the publication and disclosure in any press release issued by the Company or SPAC or Form 8-K filed by the Company or SPAC with the SEC in connection with the execution and delivery of the Merger Agreement and the Proxy Statement/Prospectus (and, as and to the extent otherwise required by the federal securities laws or the SEC or any other securities authorities, any other documents or communications provided by the Company or SPAC to any Governmental Authority or to securityholders of the Company or SPAC) in each case, as and to the extent required by applicable Law or the SEC or any other Governmental Authority, of such Purchaser’s identity and beneficial ownership of the Securities and the nature of such Purchaser’s commitments, arrangements and understandings under and relating to this Agreement and, if deemed appropriate by the Company or SPAC, a copy of this Agreement. Other than as set forth in the immediately preceding sentence, without each Purchaser’s prior written consent, neither the Company or SPAC will not publicly disclose the name of such Purchaser, other than to their respective lawyers, independent accountants and to other advisors and service providers who reasonably require such information in connection with the provision of services to such person, are advised of the confidential nature of such information and are obligated to keep such information confidential; provided that the Purchasers consents to the disclosure included in the public announcement materials related to the transactions contemplated by this Agreement or the Merger Agreement previously disclosed to the Purchasers. Purchasers will promptly provide any information reasonably requested by the SPAC or the Company for any regulatory application or filing made or approval sought in connection with the transactions contemplated by this Agreement or the Merger Agreement (including filings with the SEC).

10.16.    Headings and Captions. The headings and captions in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement.

10.17.    Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by electronic transmission in .pdf format or by facsimile shall be sufficient to bind the parties to the terms and conditions of this Agreement. Signatures to this Agreement transmitted by electronic mail in .pdf form, or by any other electronic means designed to preserve the original graphic and pictorial appearance of a document (including DocuSign), will be deemed to have the same effect as physical delivery of the paper document bearing the original signatures.

10.18.    Mutual Drafting. This Agreement is the joint product of the parties hereto and each provision hereof has been subject to the mutual consultation, negotiation and agreement of the parties and shall not be construed for or against any party hereto.

10.19.    No Waiver of Rights, Powers and Remedies. No failure or delay by a party hereto in exercising any right, power or remedy under this Agreement, and no course of dealing between the parties hereto, shall operate as a waiver of any such right, power or remedy of such party. No single or partial exercise of any right, power or remedy under this Agreement by a party hereto, nor any abandonment or discontinuance of steps to enforce any such right, power or remedy, shall preclude such party from any other or further exercise thereof or the exercise of any other right, power or remedy hereunder. The election of any remedy by a party hereto shall not constitute a waiver of the right of such party to pursue other available remedies. No notice to or demand on a party not expressly required under this Agreement shall entitle the party receiving such notice or demand to any other or further notice or demand in similar or other circumstances or constitute a waiver of the rights of the party giving such notice or demand to any other or further action in any circumstances without such notice or demand.

10.20.    Exculpation among Purchasers. Each Purchaser agrees that no other Purchaser, nor the controlling persons, officers, directors, partners, agents, stockholders or employees of any other Purchaser, will be liable for any action heretofore or hereafter taken or not taken by any of them in connection with the purchase and sale of the Securities.

[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date set forth above.

BETTER HOLDCO, INC.

By	/s/ Kevin Ryan
Name: Kevin Ryan
Title: Chief Financial Officer

Notice: Better HoldCo, Inc.
Attention: Kevin Ryan
Address: 175 Greenwich St., 59th Floor New York, NY 10007
Email Address: Kryan@better.com

AURORA ACQUISITION CORP.

By	/s/ Prabhu Narasimhan
Name: Prabhu Narasimhan
Title: Chief Investment Officer

Notice: Aurora Acquisition Corp.
Attention: Khurram Kayani
Address: 20 North Audley Street, London, W1K 6LX, UK
Email Address: Khurram@novatorcapital.com

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date set forth above.

PURCHASERS:

SB NORTHSTAR LP

By:	/s/ Samuel Merksamer
Name: Samuel Merksamer
Title: Director

NOVATOR CAPITAL SPONSOR LTD

By:	/s/ Pericles Spyrou
Name: Pericles Spyrou
Title: Director

Notice: Novator Capital Sponsor Ltd
Attention: Khurram Kayani
Address: 20 North Audley Street, London, W1K 6LX, UK
Email Address: Khurram@novatorcapital.com

SCHEDULE OF PURCHASERS

Purchaser	Consideration and Principal Amount of Promissory Note
SB Northstar LP	$650,000,000.00
Novator Capital Sponsor Ltd.	$100,000,000.00

TOTAL	$750,000,000.00

SCHEDULE A

ELIGIBILITY REPRESENTATIONS OF PURCHASER

A.	QUALIFIED INSTITUTIONAL BUYER STATUS
(Please check the applicable subparagraphs):

1.	☐ We are a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”)) (a “QIB”) and have marked and initialed the appropriate box on the following pages indicating the provision under which we qualify as a QIB.

2.	☐ We are subscribing for the Securities as a fiduciary or agent for one or more investor accounts, and each owner of such account is a QIB.

*** OR ***

B.	ACCREDITED INVESTOR STATUS (Please check the applicable subparagraphs):

1.	☐ We are an “accredited investor” (within the meaning of Rule 501(a) under the Securities Act) and have marked and initialed the appropriate box on the following pages indicating the provision under which we qualify as an “accredited investor.”

2.	☐ We are not a natural person.

*** AND ***

C.	AFFILIATE STATUS (Please check the applicable box)

PURCHASER:

☐ is:

☐ is not:

an “affiliate” (as defined in Rule 144 under the Securities Act) of the [the Company][SPAC] or acting on behalf of an affiliate of the [the Company][SPAC].

This Schedule A should be completed by each Purchaser

and constitutes a part of the Bridge Note Purchase Agreement.

QUALIFIED INSTITUTIONAL BUYER: Purchaser is a “qualified institutional buyer” (within the meaning of Rule 144A under the Securities Act) if it is an entity that meets any one of the following categories at the time of the sale of securities to Purchaser (Please check the applicable subparagraphs):

☐     Purchaser is an entity that, acting for its own account or the accounts of other qualified institutional buyers, in the aggregate owns and invests on a discretionary basis at least $100 million in securities of issuers that are not affiliated with Purchaser and:

☐ is an insurance company as defined in section 2(a)(13) of the Securities Act;

☐ is an investment company registered under the Investment Company Act of 1940, as amended (the “Investment Company Act”), or any business development company as defined in section 2(a)(48) of the Investment Company Act;

☐ is a Small Business Investment Company licensed by the US Small Business Administration under section 301(c) or (d) of the Small Business Investment Act of 1958, as amended (“Small Business Investment Act”) or any Rural Business Investment Company as defined in section 384A of the Consolidated Farm and Rural Development Act (“Consolidated Farm and Rural Development Act”);

☐ is a plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees;

☐ is an employee benefit plan within the meaning of Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”);

☐ is a trust fund whose trustee is a bank or trust company and whose participants are exclusively (a) plans established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, of (b) employee benefit plan within the meaning of Title I of the ERISA, except, in each case, trust funds that include as participants individual retirement accounts or H.R. 10 plans;

☐ is a business development company as defined in section 202(a)(22) of the Investment Advisers Act of 1940, as amended (the “Investment Advisers Act”);

☐ is an organization described in section 501(c)(3) of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), corporation (other than a bank as defined in section 3(a)(2) of the Act, a savings and loan association or other institution referenced in section 3(a)(5)(A) of the Act, or a foreign bank or savings and loan association or equivalent institution), partnership, or Massachusetts or similar business trust; or

☐ is an investment adviser registered under the Investment Advisers Act;

☐ is an institutional accredited investor, as defined in Rule 501(a) under the Securities Act, of a type not listed in paragraphs (a)(1)(i)(A) through (I) or paragraphs (a)(1)(ii) through (vi) of Rule 501.

☐ Purchaser is a dealer registered pursuant to Section 15 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), acting for its own account or the accounts of other qualified institutional buyers, that in the aggregate owns and invests on a discretionary basis at least $10 million of securities of issuers that are not affiliated with Purchaser;

☐ Purchaser is a dealer registered pursuant to Section 15 of the Exchange Act acting in a riskless principal transaction on behalf of a qualified institutional buyer;

☐ Purchaser is an investment company registered under the Investment Company Act, acting for its own account or for the accounts of other qualified institutional buyers, that is part of a family of investment companies1 which own in the aggregate at least $100 million in securities of issuers, other than issuers that are affiliated with Purchaser or are part of such family of investment companies;

☐ Purchaser is an entity, all of the equity owners of which are qualified institutional buyers, acting for its own account or the accounts of other qualified institutional buyers; or

☐ Purchaser is a bank as defined in section 3(a)(2) of the Securities Act, or any savings and loan association or other institution as defined in section 3(a)(5)(A) of the Securities Act, or any foreign bank or savings and loan association or equivalent institution, acting for its own account or the accounts of other qualified institutional buyers, that in the aggregate owns and invests on a discretionary basis at least $100 million in securities of issuers that are not affiliated with Purchaser and that has an audited net worth of at least $25 million as demonstrated in its latest annual financial statements, as of a date not more than 16 months preceding the date of sale of securities in the case of a US bank or savings and loan association, and not more than 18 months preceding the date of sale of securities for a foreign bank or savings and loan association or equivalent institution.

[1]

“Family of investment companies” means any two or more investment companies registered under the Investment Company Act, except for a unit investment trust whose assets consist solely of shares of one or more registered investment companies, that have the same investment adviser (or, in the case of unit investment trusts, the same depositor); provided that, (a) each series of a series company (as defined in Rule 18f-2 under the Investment Company Act) shall be deemed to be a separate investment company and (b) investment companies shall be deemed to have the same adviser (or depositor) if their advisers (or depositors) are majority-owned subsidiaries of the same parent, or if one investment company’s adviser (or depositor) is a majority-owned subsidiary of the other investment company’s adviser (or depositor).

ACCREDITED INVESTOR: Rule 501(a) under the Securities Act, in relevant part, states that an “accredited investor” shall mean any person who comes within any of the below listed categories, or who the issuer reasonably believes comes within any of the below listed categories, at the time of the sale of the securities to that person. Purchaser has indicated, by marking and initialing the appropriate box(es) below, the provision(s) below which apply to Purchaser and under which Purchaser accordingly qualifies as an “accredited investor.”

☐

Any bank as defined in section 3(a)(2) of the Securities Act, or any savings and loan association or other institution as defined in section 3(a)(5)(A) of the Securities Act whether acting in its individual or fiduciary capacity;

☐	Any broker or dealer registered pursuant to section 15 of the Exchange Act;

☐	Any insurance company as defined in section 2(a)(13) of the Securities Act;

☐	Any investment company registered under the Investment Company Act or a business development company as defined in section 2(a)(48) of the Investment Company Act;

☐

Any Small Business Investment Company licensed by the U.S. Small Business Administration under section 301(c) or (d) of the Small Business Investment Act or Rural Business Investment Company as defined in Section 384A of the Consolidated Farm and Rural Development Act;

☐

Any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of $5,000,000;

☐

Any employee benefit plan within the meaning of Title I of the ERISA, if (i) the investment decision is made by a plan fiduciary, as defined in section 3(21) of ERISA, which is either a bank, a savings and loan association, an insurance company, or a registered investment adviser, (ii) the employee benefit plan has total assets in excess of $5,000,000 or, (iii) such plan is a self-directed plan, with investment decisions made solely by persons that are “accredited investors”;

☐	Any private business development company as defined in section 202(a)(22) of the Investment Advisers Act;

☐

Any (i) corporation, limited liability company or partnership, (ii) Massachusetts or similar business trust, or (iii) organization described in section 501(c)(3) of the Internal Revenue Code, in each case that was not formed for the specific purpose of acquiring the securities offered and that has total assets in excess of $5,000,000;

☐	Any director, executive officer, or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;

☐

Any natural person whose individual net worth, or joint net worth with that person’s spouse, exceeds $1,000,000. For purposes of calculating a natural person’s net worth: (a) the person’s primary residence shall not be included as an asset; (b) indebtedness that is secured by the person’s primary residence, up to the estimated fair market value of the primary residence at the time of the sale of securities, shall not be included as a liability (except that if the amount of such indebtedness outstanding at the time of sale of securities exceeds the amount outstanding 60 days before such time, other than as a result of the acquisition of the primary residence, the amount of such excess shall be included as a liability); and (c) indebtedness that is secured by the person’s primary residence in excess of the estimated fair market value of the primary residence at the time of the sale of securities shall be included as a liability;

☐

Any natural person who had an individual income in excess of $200,000 in each of the two most recent years or joint income with that person’s spouse in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year;

☐

Any trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in Section 230.506(b)(2)(ii) of Regulation D under the Securities Act; or

☐	Any entity in which all of the equity owners are “accredited investors.”

☐

Any entity, of a type not listed in paragraph (a)(1), (2), (3), (7), or (8) of Rule 501 of the Securities Act, not formed for the specific purpose of acquiring the securities offered, owning investments in excess of $5,000,000;

☐

Any natural person holding in good standing one or more professional certifications or designations or credentials from an accredited educational institution that the Securities and Exchange Commission (the “Commission”) has designated as qualifying an individual for accredited investor status. In determining whether to designate a professional certification or designation or credential from an accredited educational institution for purposes of this paragraph, the Commission will consider, among others, the following attributes:

(i)

The certification, designation, or credential arises out of an examination or series of examinations administered by a self-regulatory organization or other industry body or is issued by an accredited educational institution;

(ii)	The examination or series of examinations is designed to reliably and validly demonstrate an individual’s comprehension and sophistication in the areas of securities and investing;

(iii)

Persons obtaining such certification, designation, or credential can reasonably be expected to have sufficient knowledge and experience in financial and business matters to evaluate the merits and risks of a prospective investment; and

(iv)

An indication that an individual holds the certification or designation is either made publicly available by the relevant self-regulatory organization or other industry body or is otherwise independently verifiable;

☐

Any natural person who is a “knowledgeable employee,” as defined in rule 3c-5(a)(4) under the Investment Company Act of 1940 (17 CFR 270.3c-5(a)(4)), of the issuer of the securities being offered or sold where the issuer would be an investment company, as defined in section 3 of such act, but for the exclusion provided by either section 3(c)(1) or section 3(c)(7) of such act;

☐	Any “family office,” as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1):

(i)	With assets under management in excess of $5,000,000,

(ii)	That is not formed for the specific purpose of acquiring the securities offered, and

(iii)

Whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment;

☐

Any “family client,” as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1)), of a family office meeting the requirements in paragraph (a)(12) of Rule 501 of the Securities Act and whose prospective investment in the issuer is directed by such family office pursuant to paragraph (a)(12)(iii) of Rule 501 of the Securities Act.

This page should be completed by the Purchaser and constitutes a part of the Agreement.

EXHIBIT A

Form of Bridge Promissory Note

THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED OR OTHERWISE TRANSFERRED EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT OR AN APPLICABLE EXEMPTION THEREFROM.

BRIDGE PROMISSORY NOTE

No. BPN-[NUMBER]	Date of Issuance

US$[PRINCIPAL AMOUNT]	[DATE]

FOR VALUE RECEIVED, Better HoldCo, Inc., a Delaware corporation (the “Company”), hereby promises to pay to the order of [PURCHASER] (the “Holder”), the principal sum of US$[PRINCIPAL AMOUNT]. The Notes shall not bear interest. Unless earlier converted into Conversion Shares pursuant to Section 4 of that certain Bridge Note Purchase Agreement dated as of the date hereof, by and among the Company, the Holder and the other parties thereto (the “Purchase Agreement”), the principal amount owing under this Note will be convertible in accordance with Section 4.1(b) of the Purchase Agreement on the Maturity Date.

This Note is one of a series of Notes issued pursuant to the Purchase Agreement, and capitalized terms not defined herein will have the meanings set forth in the Purchase Agreement.

1. Payment. All payments will be made in lawful money of the United States of America at the principal office of the Company, or at such other place as the Holder may from time to time designate in writing to the Company. Prepayment of the principal amount may not be made without the written consent of the Holder and SPAC, except in connection with the conversion of this Note for the applicable number of Conversion Shares pursuant to Section 4 of the Purchase Agreement.

2. Security. This Note is a general unsecured obligation of the Company.

3. Conversion of the Notes. This Note and any amounts due hereunder will be convertible into Conversion Shares in accordance with the terms of Section 4 of the Purchase Agreement.

4. Amendments and Waivers; Resolutions of Dispute; Notice. The amendment or waiver of any term of this Note, the resolution of any controversy or claim arising out of or relating to this Note and the provision of notice among the Company and the Holder will be governed by Section 10 of the Purchase Agreement.

5. Successors and Assigns. This Note applies to, inures to the benefit of, and binds the respective successors and assigns of the parties hereto; provided, however, that the Company may not assign its rights or obligations, in full or in part, under this Note without the written consent of the Requisite Noteholders and SPAC and the Holder may not assign any of its rights or obligations, in full or in part, without the written consent of the Company and SPAC, expect as specified in Section 10.1 of the Purchase Agreement. Any Transfer of this Note may be effected only pursuant to the Purchase Agreement and by surrender of this Note to the Company and reissuance of a new note to the transferee (other than a Transfer pursuant to Section 4 of the Purchase Agreement). The Holder and any subsequent holder of this Note receives this Note subject to the foregoing terms and conditions and agrees to comply with the foregoing terms and conditions for the benefit of the Company and any other Purchasers (or their respective successors or assigns).

6. Officers and Directors not Liable. In no event will any officer or director of the Company be liable for any amounts due and payable pursuant to this Note.

7. Subordination. The Company and Holder hereby acknowledge and agree that all amounts outstanding or payable under this Note shall be subordinated in all respects to the prior payment in full in cash of amounts owed under the Company’s Second Amended and Restated Loan and Security Agreement, dated as of November 19, 2021, between the Company, Better Financial Group, Inc., Better Cover, LLC, each other person listed as a borrower on the signature pages thereto, and each subsidiary of the Company listed as a guarantor on the signature pages thereto, Guggenheim Life and Annuity Company and the other persons listed as lenders on the signature pages thereto, and Biscay GSTF III, LLC, as agent.

8. Choice of Law. Sections 10.3 and 10.14 of the Purchase Agreement are incorporated herein by reference, mutatis mutandis.

Better HoldCo, Inc.

By:

Name:
Title:

Purchaser:

By:

Name:
Title:

Exhibit 10.2

AMENDMENT NO. 1

TO THE SUBSCRIPTION AGREEMENT

This AMENDMENT NO 1 TO SUBSCRIPTION AGREEMENT (this “Amendment”) is entered into as of November 30, 2021, by and among Aurora Acquisition Corp., a Cayman Islands exempted company limited by shares (together with its successors, including after the Domestication, the “Issuer”), SB Northstar LP, a Cayman Islands exempted limited partnership (“Subscriber” or “you”), and Better HoldCo, Inc., a Delaware corporation (the “Company”), and amends that certain Subscription Agreement, dated as of May 10, 2021, by and among the Issuer and Subscriber (the “Subscription Agreement”). Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed thereto in the Subscription Agreement.

WHEREAS, the Issuer, Aurora Merger Sub I, Inc., a Delaware corporation and a wholly owned subsidiary of the Issuer, and Better Holdco, Inc., a Delaware corporation (together with its successors, the “Company”), entered into that certain Agreement and Plan of Merger, dated as of May 10, 2021, as amended on each of October 27, 2021 and November 9, 2021 (as amended, modified, supplemented or waived from time to time in accordance with its terms, the “Merger Agreement”);

WHEREAS, in connection with the transactions contemplated by the Merger Agreement, the Issuer and Subscriber entered into the Subscription Agreement;

WHEREAS, on the date hereof, the parties to the Merger Agreement are amending the Merger Agreement to, among other things, adjust the mix of consideration to be received by stockholders of the Company, such that 100% of such consideration will be shares of capital stock of the Issuer and to remove any cash consideration otherwise payable to such holders (such amendment, the “Merger Agreement Amendment”);

WHEREAS, simultaneously with the execution of the Merger Agreement Amendment, the Company, the Subscriber and Novator Capital Sponsor Ltd. (“Sponsor”) are entering that certain Bridge Note Purchase Agreement, dated as of the date hereof (the “Bridge Financing Agreement”), providing for the issuance of up to $750,000,000 aggregate principal amount of bridge notes that are otherwise expected to convert into Shares in connection with the consummation of the transactions contemplated by the Merger Agreement (the “Transactions”);

WHEREAS, simultaneously with the execution of the Merger Agreement Amendment and Bridge Financing Agreement, the Issuer and Subscriber are entering into this Amendment (i) to amend the Total Subscription Commitment (as defined in the Subscription Agreement) to be $750,000,000, which amount will be further reduced by, among other things, any funding under the Bridge Financing Agreement, (ii) to provide for a new Total Note Commitment (as defined below) of $750,000,000, which amount will, at the Company’s option, be funded to acquire Convertible Notes (as defined below) that will have terms and be subject to conditions consistent with the term sheet attached as Exhibit A hereto and otherwise in accordance with definitive documentation to be entered into by such parties and (iii) to provide for a new covenant obligating the Issuer and Subscriber, in the event that any state regulatory authority or government-sponsored enterprise that is otherwise required to approve the Transactions rejects approval of the Transactions directly as a result of the Convertible Notes (as defined below) being included as a part thereof, or if any such state regulatory authority or government-sponsored enterprise is required to, but does not approve the incurrence of debt represented by the Convertible Notes, to amend the Total Subscription Commitment (as defined in the Subscription Agreement) to be $1,250,000,000, which amount will be further reduced by, among other things, any funding under the Bridge Financing Agreement;

WHERAS, the Issuer and Sponsor (i) are also entering into an amendment to that certain Subscription Agreement, dated May 10, 2021 (the “Sponsor Subscription Agreement”), by and among the Issuer and Sponsor to, among other things, amend the Sponsor Base Purchase Amount (as defined in the Sponsor Subscription Agreement) to be $100,000,000, and otherwise provide for a $100,000,000 commitment to purchase Convertible Notes, and (ii) have agreed to terminate that certain Redemption Subscription Agreement, dated as of May 10, 2021, by and among the Issuer and Sponsor;

WHEREAS, in accordance with Section 6.4 of the Subscription Agreement, the Parties may amend the Subscription Agreement by written agreement in the form of this Amendment; and

WHEREAS, in accordance with Section 7.10(a) of the Merger Agreement, the Company has approved this Amendment, and each of the foregoing agreements and amendments.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereto, intending to be legally bound, agree as follows:

1. Defined Terms. Capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to such terms in the Subscription Agreement.

2. Amendments. The Parties acknowledge and agree that:

(i) The definition of “Redemption Subscription Agreement” is hereby removed from the PIPE Subscription Agreement.

(ii) Section 1.1 (Subscription—Total Subscription Commitment) of the Subscription Agreement is hereby amended and restated as follows:

Subscriber irrevocably agrees to subscribe for and purchase a number of shares of Class A common stock and Class C common stock with an aggregate value at the Per Share Price equal to $750,000,000 (the “Total Subscription Commitment,” allocated between A Shares and C Shares pursuant to Section 1.2 below), minus (i) such number of shares of Class A common stock, if any, acquired by Other Subscribers at the Per Share Price pursuant to the Other Subscription Agreements as contemplated herein (the aggregate value of such subscriptions by Other Subscribers at the Per Share Price, the “Other Subscribers Purchase Amount”), (ii) the aggregate value at the Per Share Price of the shares of Class A common stock acquired by Sponsor pursuant to the Sponsor Subscription Agreement immediately prior to the subscription contemplated by this Agreement on the Closing Date (the “Sponsor Purchase Amount”) and (iii) the aggregate principal amount of any bridge notes funded by the purchasers under the Bridge Note Purchase Agreement, dated as of November 30, 2021, by and among the Company, the Issuer, and the other purchasers party thereto (the “Bridge Financing Agreement” and such amount, the “Bridge Financing Amount”) (the amount of the Total Subscription Commitment, reduced by the Other Subscribers Purchase Amount, the Sponsor Purchase Amount and the Bridge Financing Amount, being the “Subscribed Amount”). In clarification of the foregoing, in the event of any default in performance or failure by (A) any Other Subscriber to fund prior to Closing in accordance with the terms of its Other Subscription Agreement and purchase at the Closing any portion of the Other Subscribers Purchase Amount pursuant to any Other Subscription Agreement or (B) Sponsor to fund prior to Closing in accordance with the terms of the Sponsor Subscription Agreement and purchase at the Closing any portion of the Sponsor Purchase Amount pursuant to the Sponsor Subscription Agreement (the aggregate of (A) and (B), the “Defaulted Commitment Amount”, and together with the Subscribed Amount, the “Aggregate Purchase Amount”), in each case at the Closing, Subscriber shall, in addition to the Subscribed Amount, purchase a number of shares of common stock with an aggregate value at the Per Share Price equal to the Defaulted Commitment Amount. For the avoidance of doubt, in no event shall Subscriber be obligated to purchase shares of common stock valued at the Per Share Price in excess of the Total Subscription Commitment.

(iii) The following text is hereby added as Section 1.4 of the Subscription Agreement:

1.4. Additional Note Commitment.

(a) In addition, Subscriber irrevocably agrees to purchase $750,000,000 (the “Total Note Commitment”) aggregate principal amount of convertible promissory notes of the Issuer, convertible into shares of Class A common stock on such terms as set forth on Exhibit A hereto and any other terms mutually agreed by the Issuer, the Company and Subscriber, all acting in good faith (“Convertible Notes”), minus (i) such amount of the aggregate principal amount of such Convertible Notes, if any, acquired by Sponsor pursuant to the Sponsor Subscription Agreement (“Sponsor Note Purchase Amount”) and (ii) such amount of cash received by the Issuer at the Closing from its

Trust Account (as defined below) (other than amounts attributable to investments in the Issuer made by Subscriber, Sponsor or other parties as contemplated by the Subscription Agreement or the Sponsor Subscription Agreement) (the “Trust Cash Amount”) (the Total Note Commitment, less the Sponsor Note Purchase Amount and Trust Cash Amount, being the “Note Subscribed Amount”).

(b) The closing for the Convertible Notes shall occur on a date (the “Closing Date”) that is no later than forty-five (45) days following the date of the closing of the Transactions. The Company shall send the Subscriber and Sponsor a notice at least five (5) Business Days prior to the proposed Closing Date specifying the amount of funding the Company intends to draw down on the Closing Date and the corresponding amount of Convertible Notes to be issued on such Closing Date. Subject to certain limitations, the Company shall have the option in its sole discretion not to draw down the entire funding on the Closing Date. There shall be no conditions to closing for any draw on the Closing Date other than those specified under the heading “Conditions Precedent” in Exhibit A hereto. For the avoidance of doubt, under no circumstance shall the Company be obligated to draw down on the Total Note Commitment or the Total Sponsor Note Commitment (as such term is defined in the Sponsor Subscription Agreement).

(c) In clarification of the foregoing, in the event of any default in performance or failure by Sponsor to purchase on any agreed upon funding date any portion of the Sponsor Note Purchase Amount (the “Defaulted Note Commitment Amount”), Subscriber shall, in addition to the portion of the Note Subscribed Amount that may otherwise be subject to purchase on such funding date, purchase additional aggregate principal amount of such Convertible Notes equal to the Defaulted Note Commitment Amount. For the avoidance of doubt, in no event shall Subscriber be obligated to purchase an aggregate principal amount of Convertible Notes in excess of the Total Note Commitment. The Subscriber, Issuer and the Company shall prepare, negotiate and execute definitive documentation reflecting the terms of the Convertible Notes in the next forty-five (45) days unless otherwise agreed by the parties. For the avoidance of doubt, if the parties are unable to agree on any additional terms of the Convertible Notes, the Convertible Notes shall have the terms set forth on Exhibit A, and it shall not be a condition to issuance of the Convertible Notes that any further terms be agreed.

(iv) The following text is hereby added as Section 1.5 of the Subscription Agreement:

1.5 Notwithstanding the foregoing, in the event that any state regulatory authority or government-sponsored enterprise that is otherwise required to approve the Transactions rejects approval of the Transactions directly as a result of the Convertible Notes being included as a part thereof, or if any such state regulatory authority or government-sponsored enterprise is required to, but does not approve the incurrence of debt represented by the Convertible Notes, then the “Total Subscription Commitment” shall be equal to $1,250,000,000 minus the Trust Cash Amount (and for the avoidance of doubt, minus the other amounts received as set forth in Section 1.1) and there shall be no Total Note Commitment.

(v) Subsections 2.2.4, 2.2.5, 2.2.6 and 2.2.7 of Section 2.2 (Issuer’s Representations, Warranties and Agreements—) are hereby modified and amended by deleting the text “the Redemption Subscription Agreement,” therein.

(vi) Section 2.2.14 (Issuer’s Representations, Warranties and Agreements—Proceeds) of the Subscription Agreement is hereby amended and restated as follows:

The proceeds of the transactions contemplated by this Subscription Agreement, the Sponsor Subscription Agreement and the Other Subscription Agreements at Closing to be received by the Issuer shall be used to pay transaction expenses incurred by the Issuer pursuant to this Subscription Agreement, the Sponsor Subscription Agreement, each Other Subscription Agreement and the Merger Agreement and for general corporate purposes.

(vii) The following sentence is hereby added to Section 7.2 (Trust Account Waiver) as the second to last sentence of that section:

For the avoidance of doubt, under no circumstance shall the Trust Amount (as defined in the Merger Agreement) be deemed to include any amounts received by the Issuer and funded in the Trust Account pursuant to this Subscription Agreement, including pursuant to the Total Subscription Commitment and the Total Note Commitment, the Sponsor Subscription Agreement and the Bridge Financing Agreement.

(viii) Exhibit A attached hereto is hereby added to the Subscription Agreement as Exhibit A to the Subscription Agreement.

3. No Other Amendments to the Subscription Agreement. The Parties acknowledge and agree that, on and after the date hereof, each reference in the Subscription Agreement to “this Agreement”, “herein”, “hereof”, “hereunder” or words of similar import shall mean and be a reference to the Subscription Agreement as amended hereby. Except as otherwise expressly provided herein, all of the terms and conditions of the Subscription Agreement remain unchanged and continue in full force and effect.

4. Miscellaneous. The provisions of Sections 6.2 – 6.17 (inclusive) of the Subscription Agreement are incorporated into, and shall apply to, this Amendment, mutatis mutandis.

[Remainder of page intentionally left blank; signature page follows]

IN WITNESS WHEREOF, this Amendment has been executed on behalf of each of the parties hereto as of the date first above written.

ISSUER:

AURORA ACQUISITION CORP.

By:	/s/ Prabhu Narasimhan
Name: Prabhu Narasimhan
Title: Chief Investment Officer

SUBSCRIBER:

SB NORTHSTAR LP

By:	/s/ Samuel Merksamer
Name: Samuel Merksamer
Title: Director

COMPANY:

BETTER HOLDCO, INC.

By:	/s/ Kevin Ryan
Name: Kevin Ryan
Title: Chief Financial Officer

[Signature Page to Amendment No. 1 to the Subscription Agreement]

Accepted and agreed this 30th day of November, 2021.

SUBSCRIBER:

SB Northstar LP		Signature of Joint Subscriber, if applicable:

By:	/s/ Samuel Merksamer	By:
Name: Samuel Merksamer		Name:
Title: Director		Title:

Date: November 30, 2021

Name of Subscriber:	Name of Joint Subscriber, if applicable:

SB NORTHSTAR LP
(Please print. Please indicate name and	(Please Print. Please indicate name and
capacity of person signing above)	capacity of person signing above)

Name in which securities are to be registered
(if different from the name of Subscriber listed
directly above):

Email Address:

If there are joint investors, please check one:

☐ Joint Tenants with Rights of Survivorship

☐ Tenants-in-Common

☐ Community Property

Subscriber’s EIN: 98-1615422	Joint Subscriber’s EIN:

Business Address-Street:		Mailing Address-Street (if different):

C/o Walkers Corporate Limited

190 Elgin Avenue, George Town

City, State, Zip: Grand Cayman, Cayman Islands		City, State, Zip:

Attn: Hasan Sabri		Attn:

Telephone No.:	+44 750 205 3710	Telephone No.:

Facsimile No.:	N/A	Facsimile No.:

Aggregate Number of Shares subscribed for:

See Section 1.1 and 1.2 of the Subscription

Agreement

Aggregate Purchase Amount: See Section 1.1 of Subscription Agreement

You must pay the Aggregate Purchase Amount by wire transfer of U.S. dollars in immediately available funds, to be held in escrow until the Closing, to the account specified by the Issuer in the Closing Notice.

Exhibit A

Convertible Notes Term Sheet

See attached.

Dated November 30, 2021

Better HoldCo, Inc.

SENIOR SUBORDINATED UNSECURED CONVERTIBLE

PROMISSORY NOTES TERM SHEET

Capitalized terms not otherwise defined herein have the meanings ascribed to such terms in the that certain Agreement and Plan of Merger, dated as of May 10, 2021 (as amended, modified or supplemented from time to time in accordance with its terms, the “Merger Agreement”), by and among Better HoldCo, Inc., a Delaware corporation (the “Company”), Aurora Acquisition Corp., a Cayman Islands exempted company limited by shares (“Acquiror”), and Aurora Merger Sub I, Inc., a Delaware corporation and direct wholly owned subsidiary of Acquiror (“Merger Sub”). For purposes of this term sheet, Novator Capital Sponsor Ltd. is referred to as the “Sponsor” and SB Northstar LP is referred to as “SB” (and SB and Sponsor together are referred to as the “Investors”).

Issuer:	The Acquiror

Title of Securities:	1.0% senior subordinated unsecured convertible promissory note, due 2027 (the “Notes”)

Aggregate Principal Amount:	$750,000,000, subject to a dollar-for-dollar reduction for any proceeds from Acquiror’s trust that are released to the Company at the closing of the Transactions (other than amounts released to the Company relating to the Sponsor and SB subscription agreements)

Funding	The Notes will be funded by the Investors at the Closing as set forth under the heading “Closing”

Subordination	The Notes are subordinated in right of payment (pursuant to subordination provisions and the intercreditor agreement referred to below) to the prior payment in full of all amounts under senior or secured obligations of the Company or its subsidiaries, including the Company’s Second Amended and Restated Loan and Security Agreement, dated as of November 19, 2021, by and among the Company, certain of its subsidiaries, Biscay GSTF III, LLC, and the lenders party thereto from time to time (the “Guggenheim Senior Facilities”).

Guarantors	Substantially all of the existing and futures subsidiaries of the Company (other than regulated mortgage and insurance subsidiaries) that guarantee the Guggenheim Senior Facilities

Interest Rate	The Notes will bear interest on a 30/360 day count basis, payable semiannually on a PIK basis (or at the Company’s option, in cash), at an interest rate of 1.0% per annum.

Closing

Closing will occur on a date that is within 45 days of the closing of the Transactions (the “Closing Date”). There shall only be one (1) Closing Date.

Such funding will be made by the Investors in proportion to their commitments in respect of the Aggregate Principal Amount of Notes. Subject to certain limitations, the Company shall have the option not to draw down the entire funding on the Closing Date. The only conditions precedent to closing on the Closing Date shall be as set forth under the heading “Conditions Precedent” below. In no circumstance shall the Company be obligated to draw down on the commitments.

Notice	The Company shall send the Investors a notice at least 5 Business Days prior to the Closing Date of the amount of funding the Company intends to drawn down and the amount of Notes to be issued on the Closing Date.

Maturity Date	All principal and accrued but unpaid interest on each of the Notes will become due and payable 5 years from the date of issuance.

Optional Prepayment	The Notes may not be voluntarily prepaid. Notwithstanding the foregoing, the Notes may be redeemed at the option of the Company (the “Early Redemption”), at a redemption price of 115% of par plus accrued interest in cash, at any time if the last reported sale price of the common stock has been at least 130% of the conversion price then in effect for at least 20 trading days, whether or not consecutive, during any 30 consecutive trading day period (including on the last trading day of such period) ending on, and including, the trading day immediately preceding the date of notice of optional redemption. The Notes are entitled to conversion following a notice of redemption, with a customary make-whole adjustment calculated in accordance with a customary public company-style grid.

Mandatory Prepayment	If the Company undergoes a “fundamental change” (defined using the SoFi convertible notes as a precedent), then the Company shall redeem the Notes at a repurchase price of 100% of principal amount plus accrued and unpaid interest. For the avoidance of doubt, all mandatory prepayment requirements applicable to the Notes will be subordinated to obligations under the Company’s senior and/or secured debt or warehouse facilities from time to time (including, the Guggenheim Senior Facilities), subject to and in accordance with the terms set forth under “Subordination and Intercreditor Provisions” below.

Conversion

The Investors shall, at any time on or after the first anniversary of the closing of the Transactions, have the option to cause a full or partial conversion of the principal amount of the Notes and accrued but unpaid interest to be converted into shares of the Company’s publicly-traded common stock. Upon conversion, each $1,000 of principal and applicable accrued and unpaid interest through the date of conversion shall entitle the holder of the Note to receive a number of shares equal to (a) $1,000 divided by (b) subject to the following sentence, a dollar amount equal to a 115% of the average Daily VWAP over the 20 VWAP Trading Days immediately prior to the first anniversary of the closing of the Transactions (such amount in (b), the “Conversion Price”).

If the average Daily VWAP referred to above is less than $8, for purposes of the calculations above the VWAP shall be $8.00 and if the average Daily VWAP is greater than $12.00, for purposes of the calculation above the VWAP shall be $12.00.

For purposes of this provision, “Daily VWAP” shall mean for any VWAP Trading Day, the per share volume-weighted average price of the Common Stock as displayed under the heading “Bloomberg VWAP” on Bloomberg page “[insert ticker] <EQUITY> AQR” (or, if such page is not available, its equivalent successor page) in respect of the period from the scheduled open of trading until the scheduled close of trading of the primary trading session on such VWAP Trading Day (or, if such volume-weighted average price is unavailable, the market value of one share of Common Stock on such VWAP Trading Day, determined, using a volume-weighted average price method, by a nationally recognized independent investment banking firm selected by the Company). The Daily VWAP will be determined without regard to after-hours trading or any other trading outside of the regular trading session.

“VWAP Trading Day” shall a day on which (A) there is no VWAP Market Disruption Event (to be customarily defined); and (B) trading in the Common Stock generally occurs on the principal U.S. national or regional securities exchange on which the Common Stock is then listed or, if the Common Stock is not then listed on a U.S. national or regional securities exchange, on the principal other market on which the Common Stock is then traded. If the Common Stock is not so listed or traded, then “VWAP Trading Day” means a Business Day.

The Conversion Rate shall be adjusted pursuant to customary anti-dilution adjustments (with reference to the Documentation Principles) to be agreed by the parties, including, subject to certain customary exceptions, upon the declaration of stock dividends, splits and combinations; the issuance of certain rights, options and warrants; the occurrence of certain spin-offs and distributed property; payment of cash dividends or distributions, tender offers or exchange offers.

The Notes are not convertible at the Company’s option. The Company shall have the option to settle conversion in either cash, stock or a mixture of cash and stock in its sole discretion.

The Notes will also be convertible upon customary events, such as a fundamental change or common stock change, in accordance with the Documentation Principles. In the event the Notes become convertible prior to the first anniversary of the closing of the Transactions, the Conversion Price will be deemed to be $11.50 (subject to any applicable adjustment).

Conversions of the Notes will be subject to a customary make-whole adjustment in the event of customary make-whole fundamental change events, in accordance with the Documentation Principles.

Additional Financing	The Company shall have the right to obtain other sources of funding, whether via public market financing or otherwise (the “Additional Financing Arrangement”), and such Additional Financing Arrangement shall not, unless otherwise agreed, reduce the Investors’ total commitment amount for the Notes, which commitment amount shall remain available for the Company to draw upon throughout the funding term specified in the definitive documentation for the purchase of the Notes.

Covenants	Customary covenants limited to continuation of Exchange Act reporting post-Transaction Closing, maintenance of corporate existence, limitation on mergers/consolidations/sale of all or substantially all assets, and similar matters, in accordance with the Documentation Principles.

Conditions Precedent	Limited to delivery of the Notes to the Investors, against payment therefor, no defaults, confirmation of corporate authority, no third-party consents and no violations of organizational documents, material contracts or applicable law. Notwithstanding anything to the contrary herein, subject to (1) closing of the Transactions, (2) compliance with the terms of Section 1.3(b) of the Sponsor Subscription Agreement and Section 1.4(b) of the PIPE Subscription Agreement, as applicable, and (3) Section 1.4 of the Sponsor Subscription Agreement and Section 1.5 of the PIPE Subscription Agreement, as applicable, there shall be no conditions precedent to drawdown on the Closing Date other than those set forth in the immediately preceding sentence.

Events of Default	Payment related defaults, failure to comply with obligations in connection with conversion or redemptions, failure to comply with merger/consolidation/sale of all or substantially all assets limitations, failure to comply with other obligations under the indenture subject to a grace period, cross default at a level equal to $100,000,000 and certain bankruptcy related events, consistent with the definitions in accordance with the Documentation Principles.

Subordination and Intercreditor Provisions

At the request of the Company, the Investors (in their capacity as holders of the Notes) shall enter into a customary New York law governed subordination agreement on terms customary for deeply subordinated junior indebtedness and Investors (in their capacity as holders of the Notes) shall negotiate in good faith such agreement with the applicable senior lenders from time to time, including the following provisions:

•  the Notes shall be subordinated in right of payment to senior debt on customary terms, including that any payments on the Notes are subject to the absence of a default;

•  any enforcement actions in respect of the Notes shall be subject to a 270-day standstill; and

•  such other provisions as the applicable senior lenders may reasonably request.

Transfers and Assignments	Holders of the Notes shall have the right to transfer all or a part of the Notes as follows: (i) to any affiliate of such holder, without the Company’s consent, (ii) without the Company’s consent, to any non-affiliate transferees who (A) individually do not, and following such transfer will not, own more than 20% of the total principal amount of Notes then-outstanding and (B) agree in writing to refrain from certain trading activities during, or with respect to, the valuation period for establishing the Conversion Price for the Notes (in a form to be agreed by the parties and included in the Notes), (iii) with the Company’s consent (such consent not to be unreasonably withheld or delayed), and (iv) without the Company’s consent, to the extent a payment Event of Default is continuing; provided that any such transfer is done in compliance with a valid exemption under the Securities Act of 1933, as amended, and all other applicable federal state and other securities laws. Under no circumstances will the Company be required to make the Notes eligible for trading through the facilities of The Depository Trust Company.

Documentation Principles	Except as specifically set forth in this term sheet, the Notes shall have terms set out in the SoFi Technologies, Inc. 0.00% convertible senior notes due 2026.

Registration Rights	The Investors shall have demand and shelf registration rights with respect to any shares issued as a result of conversion of the Notes on the same terms as contemplated by the Registration Rights Agreement attached to the Merger Agreement.

Governing Law	State of New York

Exhibit 10.3

AMENDMENT NO. 1

TO THE SPONSOR SUBSCRIPTION AGREEMENT

This AMENDMENT NO 1 TO SUBSCRIPTION AGREEMENT (this “Amendment”) is entered into as of November 30, 2021, by and among Aurora Acquisition Corp., a Cayman Islands exempted company limited by shares (together with its successors, including after the Domestication, the “Issuer”), Novator Capital Sponsor Ltd. (“Sponsor”, “you” and the initial “Subscriber”), BB Trustees SA, as trustee of the Future Holdings Trust (the “Sponsor Guarantor”, and together with the Issuer and Sponsor, the “Parties”), and Better HoldCo, Inc., a Delaware corporation (the “Company”) and amends that certain Subscription Agreement, dated as of May 10, 2021, by and among the Issuer, the Subscriber, and the Sponsor Guarantor (the “Sponsor Subscription Agreement”). Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed thereto in the Sponsor Subscription Agreement.

WHEREAS, the Issuer, Aurora Merger Sub I, Inc., a Delaware corporation and a wholly owned subsidiary of the Issuer, and Better Holdco, Inc., a Delaware corporation (together with its successors, the “Company”), entered into that certain Agreement and Plan of Merger, dated as of May 10, 2021, as amended on each of October 27, 2021 and November 8, 2021 (as amended, modified, supplemented or waived from time to time in accordance with its terms, the “Merger Agreement”);

WHEREAS, in connection with the transactions contemplated by the Merger Agreement, the Issuer, Subscriber, and Sponsor Guarantor entered into the Sponsor Subscription Agreement;

WHEREAS, on the date hereof, the parties to the Merger Agreement are amending the Merger Agreement to, among other things, adjust the mix of consideration to be received by stockholders of the Company, such that 100% of such consideration will be shares of capital stock of the Issuer and to remove any cash consideration otherwise payable to such holders (such amendment, the “Merger Agreement Amendment”);

WHEREAS, simultaneously with the execution of the Merger Agreement Amendment, the Company, the Subscriber and SB Northstar LP, a Cayman Islands exempted limited partnership (“Sigma”) are entering that certain Bridge Note Purchase Agreement, dated as of the date hereof (the “Bridge Financing Agreement”), providing for the issuance of up to $750,000,000 aggregate principal amount of bridge notes that are otherwise expected to convert into Shares in connection with the consummation of the transactions contemplated by the Merger Agreement (the “Transactions”);

WHEREAS, simultaneously with the execution of the Merger Agreement Amendment and Bridge Financing Agreement, the Issuer and Sponsor (i) are entering into this Amendment to, among other things, amend the Sponsor Base Purchase Amount to be $100,000,000, which amount will be further reduced by any funding under the Bridge Financing Agreement, and to provide for a new Total Sponsor Note Commitment (as defined below) of $100,000,000, which amount will, at the Company’s option, be funded to acquire Convertible Notes (as defined below) that will have the terms and be subject to conditions consistent with the term sheet attached as Exhibit A hereto and otherwise in accordance with definitive documentation to be entered into by such parties and (ii) have agreed to terminate that certain Redemption Subscription Agreement, dated as of May 10, 2021, by and among the Issuer and Sponsor;

WHEREAS, the Issuer and Sigma are also entering into an amendment to that certain Subscription Agreement, dated May 10, 2021 (the “PIPE Subscription Agreement”), by and among the Issuer and Sigma to, among other things, amend the Total Subscription Commitment (as defined in the PIPE Subscription Agreement) to be $750,000,000, and otherwise provide for a $750,000,000 commitment to purchase Convertible Notes, in each case contingent on no state regulatory authority or government-sponsored enterprise that is otherwise required to approve the Transactions rejecting such approval directly as a result of the Convertible Notes being included as a part thereof, or any such state regulatory authority or government-sponsored enterprise that is required to, but does not approve the incurrence of debt represented by the Convertible Notes;

WHEREAS, in accordance with Section 6.4 of the Sponsor Subscription Agreement, the Parties may amend the Sponsor Subscription Agreement by written agreement in the form of this Amendment; and

WHEREAS, in accordance with Section 7.10(a) of the Merger Agreement, the Company has approved this Amendment, and each of the foregoing agreements and amendments.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereto, intending to be legally bound, agree as follows:

1.    Defined Terms. Capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to such terms in the Sponsor Subscription Agreement.

2.    Amendments. The Parties acknowledge and agree that:

(i)    The definition of “Redemption Subscription Agreement” is hereby removed from the Sponsor Subscription Agreement.

(ii)    Section 1.1 (Subscription—Sponsor Purchase Amount) of the Sponsor Subscription Agreement is hereby amended and restated as follows:

1.1    Subscriber irrevocably agrees to subscribe for and purchase a number of shares of Class A common stock with an aggregate value equal to $100,000,000 (the “Sponsor Base Purchase Amount”), minus the aggregate principal amount of any bridge notes funded by the Subscriber under the Bridge Note Purchase Agreement, dated as of November 30, 2021, by and among the Company, the Issuer, and the other purchasers party thereto (the “Bridge Financing Agreement” and such amount, the “Bridge Financing Amount”) (the Sponsor Base Purchase Amount reduced by the Bridge Financing Amount being the “Sponsor Purchase Amount”), at the per share purchase price of $10.00 for each share of the Class A common stock (the “Per Share Price”) (such shares of Class A common stock, the “Shares”) on the Closing Date.

(iii)    The following text is hereby added as Section 1.3 of the Sponsor Subscription Agreement:

1.3    Additional Note Commitment.

(a)    In addition, Subscriber irrevocably agrees to purchase $100,000,000 (the “Total Sponsor Note Commitment”) aggregate principal amount of convertible promissory notes of the Issuer, convertible into shares of Class A common stock on such terms as set forth on Exhibit A hereto and any other terms mutually agreed by the Issuer, the Company and Subscriber, all acting in good faith (“Convertible Notes”), minus (i) such amount of cash received by the Issuer at the Closing from its Trust Account (as defined below) that is attributable to investments in the Issuer made by investors in Subscriber or in funds affiliated with or related to Subscriber or such investors (for the avoidance of doubt, not including Sigma or any of its affiliates under the PIPE Subscription Agreement) and (ii) 13.33% of any other amount of cash received by the Issuer at the Closing from its Trust Account (other than amounts attributable to investments in the Issuer made by Sigma or other investors as contemplated by the PIPE Subscription Agreement) (the Total Note Commitment, less the amounts in (i) and (ii), being the “Sponsor Note Subscribed Amount”).

(b)    The closing for the Convertible Notes shall occur on a date (the “Closing Date”) that is no later than forty-five (45) days following the date of the closing of the Transactions. The Company shall send the Sponsor and Sigma a notice at least five (5) Business Days prior to the Closing Date specifying the amount of funding the Company intends to draw down on the Closing Date and the corresponding amount of Convertible Notes to be issued on the Closing Date. Subject to certain limitations, the Company shall have the option in its sole discretion not to draw down the entire funding on the Closing Date. There shall be no conditions to closing for any draw on the Closing Date other than those specified under the heading “Conditions Precedent” in Exhibit A hereto. For the avoidance of doubt, under no circumstance shall the Company be obligated to draw down on the Total Sponsor Note Commitment or the Total Note Commitment (as such term is defined in the PIPE Subscription Agreement).

(c)    For the avoidance of doubt, in no event shall Subscriber be obligated to purchase an aggregate principal amount of Convertible Notes in excess of the Sponsor Note Subscribed Amount. The Subscriber, Issuer and the Company shall prepare, negotiate and execute definitive documentation reflecting the terms of the Convertible Notes in the next forty-five (45) days unless otherwise agreed by the parties. For the avoidance of doubt, if the parties are unable to agree on any additional terms of the Convertible Notes, the Convertible Notes shall have the terms set forth on Exhibit A, and it shall not be a condition to issuance of the Convertible Notes that any further terms be agreed.

(iv)    The following text is hereby added as Section 1.4 of the Sponsor Subscription Agreement:

1.4    Notwithstanding the foregoing, in the event that any state regulatory authority or government-sponsored enterprise that is otherwise required to approve the Transactions rejects approval of the Transactions directly as a result of the Convertible Notes being included as a part thereof, or if any such state regulatory authority or government-sponsored enterprise is required to, but does not approve the incurrence of debt represented by the Convertible Notes, then (i) the “Sponsor Base Purchase Amount” shall be equal to $166,666,666.67 minus (A) such amount of cash received by the Issuer at the Closing from its Trust Account (as defined below) that is attributable to investments in the Issuer made by investors in Subscriber or in funds affiliated with or related to Subscriber or such investors (for the avoidance of doubt, not including Sigma or any of its affiliates under the PIPE Subscription Agreement) and (B) 13.33% of any other amount of cash received by the Issuer at the Closing from its Trust Account (other than amounts attributable to investments in the Issuer made by Sigma or other investors as contemplated by the PIPE Subscription Agreement) and (ii) there shall be no Total Sponsor Note Commitment.

(v)    Sections 2.2.3 (Issuer’s Representations, Warranties and Agreements—Required Approvals), 6.1 (Further Assurances) and 6.3 (Entire Agreement) of the Sponsor Subscription Agreement are hereby modified and amended by deleting each instance of the text “the Redemption Subscription Agreement,” therein.

(vi)    The following sentence is hereby added to Section 7.2 (Trust Account Waiver) as the second to last sentence of that section:

For the avoidance of doubt, under no circumstance shall the Trust Amount (as defined in the Merger Agreement) be deemed to include any amounts received by the Issuer and funded in the Trust Account pursuant to this Sponsor Subscription Agreement (including pursuant to the Sponsor Purchase Amount and the Total Sponsor Note Commitment), the PIPE Subscription Agreement and the Bridge Financing Agreement.

(vii)    Exhibit A attached hereto is hereby added to the Sponsor Subscription Agreement as Exhibit A to the Sponsor Subscription Agreement.

3.    No Other Amendments to the Sponsor Subscription Agreement. The Parties acknowledge and agree that, on and after the date hereof, each reference in the Sponsor Subscription Agreement to “this Agreement”, “herein”, “hereof”, “hereunder” or words of similar import shall mean and be a reference to the Sponsor Subscription Agreement as amended hereby. Except as otherwise expressly provided herein, all of the terms and conditions of the Sponsor Subscription Agreement remain unchanged and continue in full force and effect.

4.    Miscellaneous. The provisions of Sections 6.2 – 6.17 (inclusive) of the Sponsor Subscription Agreement are incorporated into, and shall apply to, this Amendment, mutatis mutandis.

[Remainder of page intentionally left blank; signature page follows]

IN WITNESS WHEREOF, this Amendment has been executed on behalf of each of the parties hereto as of the date first above written.

ISSUER:

AURORA ACQUISITION CORP.

By:	/s/ Prabhu Narasimhan
Name: Prabhu Narasimhan Title: Chief Investment Officer

SPONSOR:

NOVATOR CAPITAL SPONSOR LTD.

By:	/s/ Pericles Spyrou
Name: Pericles Spyrou Title: Director

SPONSOR GUARANTOR:

BB TRUSTEES SA, AS TRUSTEE OF THE FUTURE HOLDINGS TRUST

By:	/s/ Arnaud Cywie
Name: Arnaud Cywie Title: Director

By:	/s/ Jan Rottiers
Name: Jan Rottiers Title: Director

[Signature Page to Amendment No. 1 to the Sponsor Subscription Agreement]

COMPANY:

BETTER HOLDCO, INC.

By:	/s/ Kevin Ryan
Name: Kevin Ryan Title: Chief Financial Officer

[Signature Page to Amendment No. 1 to the Sponsor Subscription Agreement]

Accepted and agreed this 30th day of November, 2021.

SUBSCRIBER:

NOVATOR CAPITAL SPONSOR LTD.	Signature of Joint Subscriber, if applicable:

By: /s/ Pericles Spyrou	By:
Name: Pericles Spyrou	Name:
Title: Director	Title:

Date: November 30, 2021
Name of Subscriber:	Name of Joint Subscriber, if applicable:

(Please print. Please indicate name and capacity of person signing above)	(Please Print. Please indicate name and capacity of person signing above)

Name in which securities are to be registered (if different from the name of Subscriber listed directly above):

Email Address:
If there are joint investors, please check one:
☐ Joint Tenants with Rights of Survivorship
☐ Tenants-in-Common
☐ Community Property
Subscriber’s EIN:	Joint Subscriber’s EIN:
Business Address-Street:	Mailing Address-Street (if different):

City, State, Zip:	City, State, Zip:

Attn:	Attn:

Telephone No.:	Telephone No.:

Facsimile No.:	Facsimile No.:

Aggregate Number of Shares subscribed for:

10,000,000

Sponsor Purchase Amount: $100,000,000

Exhibit A

Convertible Notes Term Sheet

See attached.

Dated November 30, 2021

Better HoldCo, Inc.

SENIOR SUBORDINATED UNSECURED CONVERTIBLE

PROMISSORY NOTES TERM SHEET

Capitalized terms not otherwise defined herein have the meanings ascribed to such terms in the that certain Agreement and Plan of Merger, dated as of May 10, 2021 (as amended, modified or supplemented from time to time in accordance with its terms, the “Merger Agreement”), by and among Better HoldCo, Inc., a Delaware corporation (the “Company”), Aurora Acquisition Corp., a Cayman Islands exempted company limited by shares (“Acquiror”), and Aurora Merger Sub I, Inc., a Delaware corporation and direct wholly owned subsidiary of Acquiror (“Merger Sub”). For purposes of this term sheet, Novator Capital Sponsor Ltd. is referred to as the “Sponsor” and SB Northstar LP is referred to as “SB” (and SB and Sponsor together are referred to as the “Investors”).

Issuer:	The Acquiror

Title of Securities:	1.0% senior subordinated unsecured convertible promissory note, due 2027 (the “Notes”)

Aggregate Principal Amount:	$750,000,000, subject to a dollar-for-dollar reduction for any proceeds from Acquiror’s trust that are released to the Company at the closing of the Transactions (other than amounts released to the Company relating to the Sponsor and SB subscription agreements)

Funding	The Notes will be funded by the Investors at the Closing as set forth under the heading “Closing”

Subordination	The Notes are subordinated in right of payment (pursuant to subordination provisions and the intercreditor agreement referred to below) to the prior payment in full of all amounts under senior or secured obligations of the Company or its subsidiaries, including the Company’s Second Amended and Restated Loan and Security Agreement, dated as of November 19, 2021, by and among the Company, certain of its subsidiaries, Biscay GSTF III, LLC, and the lenders party thereto from time to time (the “Guggenheim Senior Facilities”).

Guarantors	Substantially all of the existing and futures subsidiaries of the Company (other than regulated mortgage and insurance subsidiaries) that guarantee the Guggenheim Senior Facilities

Interest Rate	The Notes will bear interest on a 30/360 day count basis, payable semiannually on a PIK basis (or at the Company’s option, in cash), at an interest rate of 1.0% per annum.

Closing	Closing will occur on a date that is within 45 days of the closing of the Transactions (the “Closing Date”). There shall only be one (1) Closing Date.

Such funding will be made by the Investors in proportion to their commitments in respect of the Aggregate Principal Amount of Notes. Subject to certain limitations, the Company shall have the option not to draw down the entire funding on the Closing Date. The only conditions precedent to closing on the Closing Date shall be as set forth under the heading “Conditions Precedent” below. In no circumstance shall the Company be obligated to draw down on the commitments.

Notice	The Company shall send the Investors a notice at least 5 Business Days prior to the Closing Date of the amount of funding the Company intends to drawn down and the amount of Notes to be issued on the Closing Date.

Maturity Date	All principal and accrued but unpaid interest on each of the Notes will become due and payable 5 years from the date of issuance.

Optional Prepayment	The Notes may not be voluntarily prepaid. Notwithstanding the foregoing, the Notes may be redeemed at the option of the Company (the “Early Redemption”), at a redemption price of 115% of par plus accrued interest in cash, at any time if the last reported sale price of the common stock has been at least 130% of the conversion price then in effect for at least 20 trading days, whether or not consecutive, during any 30 consecutive trading day period (including on the last trading day of such period) ending on, and including, the trading day immediately preceding the date of notice of optional redemption. The Notes are entitled to conversion following a notice of redemption, with a customary make-whole adjustment calculated in accordance with a customary public company-style grid.

Mandatory Prepayment	If the Company undergoes a “fundamental change” (defined using the SoFi convertible notes as a precedent), then the Company shall redeem the Notes at a repurchase price of 100% of principal amount plus accrued and unpaid interest. For the avoidance of doubt, all mandatory prepayment requirements applicable to the Notes will be subordinated to obligations under the Company’s senior and/or secured debt or warehouse facilities from time to time (including, the Guggenheim Senior Facilities), subject to and in accordance with the terms set forth under “Subordination and Intercreditor Provisions” below.

Conversion	The Investors shall, at any time on or after the first anniversary of the closing of the Transactions, have the option to cause a full or partial conversion of the principal amount of the Notes and accrued but unpaid interest to be converted into shares of the Company’s publicly-traded common stock. Upon conversion, each $1,000 of principal and applicable accrued and unpaid interest through the date of conversion shall entitle the holder of the Note to receive a number of shares equal to (a) $1,000 divided by (b) subject to the following sentence, a dollar amount equal to a 115% of the average Daily VWAP over the 20 VWAP Trading Days immediately prior to the first anniversary of the closing of the Transactions (such amount in (b), the “Conversion Price”).

If the average Daily VWAP referred to above is less than $8, for purposes of the calculations above the VWAP shall be $8.00 and if the average Daily VWAP is greater than $12.00, for purposes of the calculation above the VWAP shall be $12.00.

For purposes of this provision, “Daily VWAP” shall mean for any VWAP Trading Day, the per share volume-weighted average price of the Common Stock as displayed under the heading “Bloomberg VWAP” on Bloomberg page “[insert ticker] <EQUITY> AQR” (or, if such page is not available, its equivalent successor page) in respect of the period from the scheduled open of trading until the scheduled close of trading of the primary trading session on such VWAP Trading Day (or, if such volume-weighted average price is unavailable, the market value of one share of Common Stock on such VWAP Trading Day, determined, using a volume-weighted average price method, by a nationally recognized independent investment banking firm selected by the Company). The Daily VWAP will be determined without regard to after-hours trading or any other trading outside of the regular trading session.

“VWAP Trading Day” shall a day on which (A) there is no VWAP Market Disruption Event (to be customarily defined); and (B) trading in the Common Stock generally occurs on the principal U.S. national or regional securities exchange on which the Common Stock is then listed or, if the Common Stock is not then listed on a U.S. national or regional securities exchange, on the principal other market on which the Common Stock is then traded. If the Common Stock is not so listed or traded, then “VWAP Trading Day” means a Business Day.

The Conversion Rate shall be adjusted pursuant to customary anti-dilution adjustments (with reference to the Documentation Principles) to be agreed by the parties, including, subject to certain customary exceptions, upon the declaration of stock dividends, splits and combinations; the issuance of certain rights, options and warrants; the occurrence of certain spin-offs and distributed property; payment of cash dividends or distributions, tender offers or exchange offers.

The Notes are not convertible at the Company’s option. The Company shall have the option to settle conversion in either cash, stock or a mixture of cash and stock in its sole discretion.

The Notes will also be convertible upon customary events, such as a fundamental change or common stock change, in accordance with the Documentation Principles. In the event the Notes become convertible prior to the first anniversary of the closing of the Transactions, the Conversion Price will be deemed to be $11.50 (subject to any applicable adjustment).

Conversions of the Notes will be subject to a customary make-whole adjustment in the event of customary make-whole fundamental change events, in accordance with the Documentation Principles.

Additional Financing	The Company shall have the right to obtain other sources of funding, whether via public market financing or otherwise (the “Additional Financing Arrangement”), and such Additional Financing Arrangement shall not, unless otherwise agreed, reduce the Investors’ total commitment amount for the Notes, which commitment amount shall remain available for the Company to draw upon throughout the funding term specified in the definitive documentation for the purchase of the Notes.

Covenants	Customary covenants limited to continuation of Exchange Act reporting post-Transaction Closing, maintenance of corporate existence, limitation on mergers/consolidations/sale of all or substantially all assets, and similar matters, in accordance with the Documentation Principles.

Conditions Precedent

Limited to delivery of the Notes to the Investors, against payment therefor, no defaults, confirmation of corporate authority, no third-party consents and no violations of organizational documents, material contracts or applicable law. Notwithstanding anything to the contrary herein, subject to (1) closing of the Transactions, (2) compliance with the terms of Section 1.3(b) of the Sponsor Subscription Agreement and Section 1.4(b) of the PIPE Subscription Agreement, as applicable, and (3) Section 1.4 of the Sponsor Subscription Agreement and Section 1.5 of the PIPE Subscription Agreement, as applicable, there shall be no conditions precedent to drawdown on the Closing Date other than those set forth in the immediately preceding sentence.

Events of Default	Payment related defaults, failure to comply with obligations in connection with conversion or redemptions, failure to comply with merger/consolidation/sale of all or substantially all assets limitations, failure to comply with other obligations under the indenture subject to a grace period, cross default at a level equal to $100,000,000 and certain bankruptcy related events, consistent with the definitions in accordance with the Documentation Principles.

Subordination and Intercreditor Provisions	At the request of the Company, the Investors (in their capacity as holders of the Notes) shall enter into a customary New York law governed subordination agreement on terms customary for deeply subordinated junior indebtedness and Investors (in their capacity as holders of the Notes) shall negotiate in good faith such agreement with the applicable senior lenders from time to time, including the following provisions:

•	the Notes shall be subordinated in right of payment to senior debt on customary terms, including that any payments on the Notes are subject to the absence of a default;

•	any enforcement actions in respect of the Notes shall be subject to a 270-day standstill; and

•	such other provisions as the applicable senior lenders may reasonably request.

Transfers and Assignments	Holders of the Notes shall have the right to transfer all or a part of the Notes as follows: (i) to any affiliate of such holder, without the Company’s consent, (ii) without the Company’s consent, to any non-affiliate transferees who (A) individually do not, and following such transfer will not, own more than 20% of the total principal amount of Notes then-outstanding and (B) agree in writing to refrain from certain trading activities during, or with respect to, the valuation period for establishing the Conversion Price for the Notes (in a form to be agreed by the parties and included in the Notes), (iii) with the Company’s consent (such consent not to be unreasonably withheld or delayed), and (iv) without the Company’s consent, to the extent a payment Event of Default is continuing; provided that any such transfer is done in compliance with a valid exemption under the Securities Act of 1933, as amended, and all other applicable federal state and other securities laws. Under no circumstances will the Company be required to make the Notes eligible for trading through the facilities of The Depository Trust Company.

Documentation Principles	Except as specifically set forth in this term sheet, the Notes shall have terms set out in the SoFi Technologies, Inc. 0.00% convertible senior notes due 2026.

Registration Rights	The Investors shall have demand and shelf registration rights with respect to any shares issued as a result of conversion of the Notes on the same terms as contemplated by the Registration Rights Agreement attached to the Merger Agreement.

Governing Law	State of New York

Exhibit 10.4

TERMINATION AGREEMENT

This Termination Agreement, dated as of November 30, 2021 (this “Termination Agreement”), is entered into by and among Aurora Acquisition Corp., a Cayman Islands exempted company limited by shares (together with its successors, including after the Domestication, the “Issuer”), and Novator Capital Sponsor Ltd. (“Sponsor”, and the initial subscriber) and BB Trustees SA, as trustee of the Future Holdings Trust (the “Sponsor Guarantor” and together with the Issuer and the Sponsor, the “Parties”, and each, a “Party”).

WHEREAS, the Parties have entered into a Redemption Subscription Agreement, dated as of May 10, 2021 (as amended, amended and restated, supplemented or otherwise modified from time to time in accordance with its provisions, the “Agreement”);

WHEREAS, in accordance with Section 7.10(a) of the Merger Agreement and Section 5 of the Agreement, Better HoldCo, Inc., a Delaware corporation (the “Company”) has approved this Termination Agreement; and

WHEREAS, pursuant to Section 5 of the Agreement, the Parties hereto desire and have agreed to terminate the Agreement on the terms and subject to the conditions set forth herein.

NOW, THEREFORE, in consideration of the premises set forth above and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

1. Definitions. Capitalized terms used and not defined in this Termination Agreement have the respective meanings assigned to them in the Agreement.

2. Termination of the Agreement. Subject to the terms and conditions of this Termination Agreement, the Agreement is hereby terminated as of the date first written above (the “Termination Date”). From and after the Termination Date, the Agreement will be of no further force or effect, and the rights and obligations of each of the Parties thereunder shall terminate, except for any rights and obligations of the Parties that are expressly designated under Sections 6.12 and 7 of the Agreement to survive the termination of the Agreement, subject to the terms and conditions of this Termination Agreement.

3. Mutual Release.

(a) In consideration of the covenants, agreements, and undertakings of the Parties under this Termination Agreement, each Party, on behalf of itself and its respective present and former parents, subsidiaries, affiliates, officers, directors, shareholders, members, successors, and assigns (collectively, “Releasors”) hereby releases, waives, and forever discharges the other Party and its respective present and former, direct and indirect, parents, subsidiaries, affiliates, employees, officers, directors, shareholders, members, agents, representatives, permitted successors, and permitted assigns (collectively, “Releasees”) of and from any and all actions, causes of action, suits, losses, liabilities, rights, debts, dues, sums of money, accounts, reckonings, obligations, costs, expenses, liens, bonds, bills, specialties, covenants, contracts, controversies, agreements, promises, variances, trespasses, damages, judgments, extents, executions, claims, and demands, of every kind and nature whatsoever, whether now known or unknown, foreseen or unforeseen, matured or unmatured, suspected or unsuspected, in law, admiralty, or equity (collectively, “Claims”), which any of such Releasors ever had, now have, or hereafter can, shall, or may have against any of such Releasees for, upon, or by reason of any matter, cause, or thing whatsoever from the beginning of time through the date of this Termination Agreement arising out of or relating to the Agreement, except for any Claims relating to rights and obligations preserved by, created by, or otherwise arising out of this Termination Agreement (including any surviving indemnification obligations under the Agreement).

(b) Each Party, on behalf of itself and each of its respective Releasors, understands that it may later discover Claims or facts that may be different than, or in addition to, those that it or any other Releasor now knows or believes to exist regarding the subject matter of the release contained in this Section 3, and which, if known at the time of signing this Termination Agreement, may have materially affected this Termination Agreement and such Party’s decision to enter into it and grant the release contained in this Section 3. Nevertheless, the Releasors intend to fully, finally and forever settle and release all Claims that now exist, may exist or previously existed, as set forth in the release contained in this Section 3, whether known or unknown, foreseen or unforeseen, or suspected or unsuspected, and the release given herein is and will remain in effect as a complete release, notwithstanding the discovery or existence of such additional or different facts. The Releasors hereby waive any right or Claim that might arise as a result of such different or additional Claims or facts.

4. Representations and Warranties. Each Party hereby represents and warrants to the other Party that:

(a) It has the full right, corporate or other entity power, and authority to enter into this Termination Agreement and to perform its obligations hereunder.

(b) The execution of this Termination Agreement by the individual whose signature is set forth at the end of this Termination Agreement on behalf of such Party, and the delivery of this Termination Agreement by such Party, have been duly authorized by all necessary corporate or other entity action on the part of such Party.

(c) This Termination Agreement has been executed and delivered by such Party and (assuming due authorization, execution, and delivery by the other Party hereto) constitutes the legal, valid, and binding obligation of such Party, enforceable against such Party in accordance with its terms, except as may be limited by any applicable bankruptcy, insolvency, reorganization, moratorium, or similar laws and equitable principles related to or affecting creditors’ rights generally or the effect of general principles of equity.

(d) EXCEPT FOR THE EXPRESS REPRESENTATIONS AND WARRANTIES SET FORTH IN THE AGREEMENT AND IN THIS SECTION 4 OF THIS TERMINATION AGREEMENT, (A) NEITHER PARTY HERETO NOR ANY PERSON ON SUCH PARTY’S BEHALF HAS MADE OR MAKES ANY EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY WHATSOEVER, EITHER

ORAL OR WRITTEN, WHETHER ARISING BY LAW, COURSE OF DEALING, COURSE OF PERFORMANCE, USAGE OF TRADE OR OTHERWISE, ALL OF WHICH ARE EXPRESSLY DISCLAIMED, AND (B) EACH PARTY HERETO ACKNOWLEDGES THAT, IN ENTERING INTO THIS TERMINATION AGREEMENT, IT HAS NOT RELIED UPON ANY REPRESENTATION OR WARRANTY MADE BY THE OTHER PARTY, OR ANY OTHER PERSON ON SUCH OTHER PARTY’S BEHALF, EXCEPT AS SPECIFICALLY PROVIDED IN THIS SECTION 4.

5. Miscellaneous. The provisions of Section 6 (inclusive) of the Agreement are incorporated into, and shall apply to, this Termination Agreement, mutatis mutandis.

[Remainder of page intentionally left blank; signature page follows]

IN WITNESS WHEREOF, the Parties have executed this Termination Agreement as of the date first written above.

ISSUER:

AURORA ACQUISITION CORP.

By:	/s/ Prabhu Narasimhan
Name: Prabhu Narasimhan
Title: Chief Investment Officer

SPONSOR:

NOVATOR CAPITAL SPONSOR LTD.

By:	/s/ Pericles Spyrou
Name: Pericles Spyrou
Title: Director

SPONSOR GUARANTOR:

BB TRUSTEES SA, AS TRUSTEE OF THE FUTURE HOLDINGS TRUST

By:	/s/ Arnaud Cywie
Name: Arnaud Cywie
Title: Director

By:	/s/ Jan Rottiers
Name: Jan Rottiers
Title: Director

[Signature page to Termination Agreement]

Agreed and accepted as of the date first above written:

COMPANY:

BETTER HOLDCO, INC.

By:	/s/ Kevin Ryan
Name: Kevin Ryan
Title: Chief Financial Officer

[Signature page to Termination Agreement]

Exhibit 99.1

Digital Homeownership Platform Better Announces

up to $1.5 Billion in Bridge Financing and

Convertible Notes with Aurora Acquisition Corp.,

Novator Capital (Aurora Sponsor), and SoftBank;

Company to Accelerate Transformation of the

Homeownership Experience

Better has funded more than $45 billion in loan volume to date and has grown market share nearly 100% since 2020

New agreement amends previous transaction terms to consist of a $1.5 billion all-primary transaction, half of which is funded immediately

Better, Aurora, and SoftBank work together toward public listing as soon as SEC registration and regulatory approvals are complete

NEW YORK—(BUSINESS WIRE)—Better HoldCo, Inc. (“Better” or the “Company”), one of the fastest-growing digital homeownership platforms in the world, and Aurora Acquisition Corp. (NASDAQ: AURC) (“Aurora”), a special purpose acquisition company, who on May 11, 2021 announced a definitive merger agreement that would transform Better into a publicly-listed company, today announce an amended agreement that provides Better with immediate capital to fortify its balance sheet and accelerate the growth of its business. Aurora and SoftBank remain committed to their long-term partnership with Better and are working towards completion of the business combination in a timely manner. The amendments to the transaction do not change the implied equity value for Better of approximately $6.9 billion.

The details of the revised transaction are as follows:

•

The new agreements replace the previous up to $1.78 billion of financing from Aurora and SB Northstar LP, a fund managed by SB Management, a subsidiary of SoftBank Group Corp., ($1.5 billion PIPE and $278 million backstop of Aurora’s trust account share redemptions) of which $950 million of such financing proceeds would have been used to purchase shares from existing Better stockholders, with a $1.5 billion transaction in which all proceeds go directly to Better’s balance sheet (i.e., no secondary purchase from existing Better shareholders) to accelerate growth as the mortgage industry undergoes radical transformation.

•

The $1.5 billion transaction comprises a $750 million bridge note funded immediately that converts into common equity at closing of Better’s merger with Aurora, and an additional commitment by Aurora’s sponsor and SoftBank to fund up to a $750 million (less amounts remaining in Aurora’s trust account after redemptions) convertible note at Better’s option within 45 days after closing of Better’s merger with Aurora. The transaction adds onto SoftBank Vision Fund 2’s original $500 million investment in Better, in which it purchased shares from existing Better stockholders in April 2021.

•	With the $750 million bridge financing, Better will have over $1 billion of cash and cash equivalents on its balance sheet.

•	Both parties remain committed to their long-term partnership with Better and are supportive of increased capital to Better’s balance sheet.

•

Given the new capital to Better is now up to $1.5 billion, which is fully committed by SoftBank and Novator Capital in the same ratios as their previous PIPE commitments, the redemption backstop of Novator Capital for shareholder redemptions from Aurora’s trust account has been terminated.

“At Better, we put the customer at the absolute center of everything we do,” said Better CEO, Vishal Garg. “And that focus has enabled us to double our market share over the past 12 months while many in the industry have stayed in place, or, more recently, retrenched. The next two years are going to be a time of massive change in the US real estate market. The COVID bump that helped sustain legacy players in the industry over the past 18 months is fading and we expect a large number of our competitors to scale back their automation and vertical integration efforts. This is exactly the time for us to lean in and accelerate our customer-focused product innovation, and grow our B2B business, which we believe provides us with greater defensibility in a tougher mortgage market. The incremental $750 million of capital in the form of a commitment to fund a convertible note, on top of the $750 million of cash coming immediately to the balance sheet, will help us to do exactly that.”

Prabhu Narasimhan, Chief Investment Officer of Aurora, who will join the board of directors of Better Home & Finance Holding Company as a director following the closing of the business combination, said: “We are pleased to accelerate the capitalization of Better’s balance sheet so they can take immediate advantage of the opportunities ahead of them.”

About Better

Founded in 2016, Better is a digital-first homeownership company whose services include mortgage, real estate, title, and homeowners insurance. From its founding in 2016 through mid-2021, Better funded over $45B in home loans and provided over $25B in cumulative coverage through Better Cover and Better Settlement Services, the insurance divisions of Better. Better has raised over $400M in equity capital since inception. The company was ranked #1 on LinkedIn’s Top Startups List for 2021 and 2020, #1 on Fortune’s Best Small and Medium Workplaces in New York, #15 on CNBC’s Disruptor 50 2020 list, as well as being listed to Forbes FinTech 50 for 2020. For more information, follow @betterdotcom.

About Aurora Acquisition Corp.

Aurora Acquisition Corp. is a newly formed blank check company incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. The Company is led by Thor Björgólfsson as its Chairman, Arnaud Massenet as its Chief Executive Officer, and Prabhu Narasimhan as its Chief Investment Officer.

Through its philosophy of “founders investing in Founders”, Aurora looks to empower strong management teams and make long term investments in companies poised for sustained success. Aurora is sponsored by Novator Capital. Additional information regarding Aurora Capital may be found at: https://aurora-acquisition.com/.

Important Information for Investors and Shareholders

This communication relates to a proposed transaction between Aurora and Better (the “Business Combination”). This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Aurora has filed with the U.S. Securities and Exchange Commission (“SEC”), a registration statement on Form S-4, which includes a preliminary proxy statement/prospectus in connection with the proposed transaction. A definitive proxy statement/prospectus will be sent to all Aurora shareholders. Aurora also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of Aurora are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction. Neither the SEC nor any securities commission or any other U.S. or non-U.S. jurisdiction has approved or disapproved of the Business Combination or information included herein.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Aurora through the website maintained by the SEC at www.sec.gov. The documents filed by Aurora with the SEC also may be obtained free of charge at Aurora’s website at https://aurora-acquisition.com/ or upon written request to Aurora Acquisition Corp., 20 North Audley Street, London W1K 6LX, United Kingdom, Attention: Arnaud Massenet, Chief Executive Officer, +44 (0)20 3931 9785.

Participants in the Solicitation

Aurora and its directors and executive officers may be deemed participants in the solicitation of proxies from Aurora’s stockholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in Aurora is contained in Aurora’s registration statement on Form S-4, which was initially filed with the SEC on August 3, 2021, and has been subsequently amended, and is available free of charge at the SEC’s web site at sec.gov, or by directing a request to Aurora Acquisition Corp., 20 North Audley Street, London W1K 6LX, United Kingdom, Attention: Arnaud Massenet, Chief Executive Officer, +44 (0)20 3931 9785.

Better and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of Aurora in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business combination is contained in the registration statement.

Forwarding Looking Statements

This communication only speaks at the date hereof and contains, and related discussions may contain, “forward- looking statements” within the meaning of U.S. federal securities laws. These statements include descriptions regarding the intent, belief, estimates, assumptions or current expectations of Aurora, Better or their respective officers with respect to the consolidated results of operations and financial condition, future events and plans of Aurora and Better. These forward-looking statements may be identified by a reference to a future period or by the use of forward-looking terminology. Forward-looking statements are typically identified by words such as “expect”, “believe”, “foresee”, “anticipate”, “intend”, “estimate”, “goal”, “strategy”, “plan”, “target” and “project” or conditional verbs such as “will”, “may”, “should”, “could” or “would” or the negative of these terms, although not all forward-looking statements contain these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs, estimates and projections, and various assumptions, many of which are inherently uncertain and beyond Aurora’s and Better’s control. Such expectations, beliefs, estimates and projections are expressed in good faith, and management believes there is a reasonable basis for them. However, there can be no assurance that management’s expectations, beliefs, estimates and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by an investor as, a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Better is experiencing significant changes within the mortgage lending and servicing ecosystem which have magnified such uncertainties. In the past, actual results have differed from those suggested by forward-looking statements and this may happen again.

Important factors that could cause actual results to differ materially from those suggested by the forward-looking statements include, but are not limited to, Better’s performance, capabilities, strategy, and outlook; our expectations regarding the sustainability of Better’s rapid growth and its ability to manage its growth effectively; the demand for Better’s solutions and products and services, including the size of Better’s addressable market, market share, and market trends; Better’s ability to operate under and maintain Better’s business model; Better’s ability to develop and protect its brand; our expectations regarding financial performance including Better’s operational and financial targets; our estimates regarding expenses, future revenue, capital requirements and Better’s need for additional financing; the degree of business and financial risk associated with certain of Better’s loans; the high volatility in, or any inaccuracies in the estimates of, the value of Better’s assets; any changes in macro-economic conditions and in U.S. residential real estate market conditions, including changes in prevailing interest rates or monetary policies and the effects of the ongoing COVID-19 pandemic; Better’s expectations regarding the impact of the COVID-19 pandemic on Better’s business including on the volume of consumers refinancing existing loans, Better’s ability to produce loans, liquidity and employees; Better’s competitive position; Better’s ability to improve and expand its information technology and financial infrastructure, security and compliance requirements and operating and administrative systems; Better’s future investments in its technology and operations; Better’s intellectual property position, including its ability to maintain, protect and enhance Better’s intellectual property; the need to hire additional personnel and Better’s ability to attract and retain such personnel; Better’s ability to obtain additional capital and maintain cash flow or obtain adequate financing or financing on terms satisfactory to us; the effects of Better’s existing and future indebtedness on its liquidity and Better’s ability to operate our business; our expectations concerning relationships with third parties; Better’s plans to adopt the secured overnight financing rate (“SOFR”); the impact of laws and regulations and Better’s ability to comply with such laws and regulations including laws and regulations relating to fair lending, real estate brokerage matters, title and settlement services, consumer protection, advertising, tax, title insurance, loan production and servicing activities, data privacy, and anti-corruption; any changes in certain U.S. government-sponsored entities and government agencies, including Fannie Mae, Freddie Mac, Ginnie Mae and the FHA; Aurora’s expectations regarding the period during which we will qualify as an emerging growth company under the JOBS Act; the increased expenses associated with being a public company; and Better’s anticipated use of existing resources and the proceeds from the Business Combination.

There may be other risks not presently known to us or that we presently believe are not material that could also cause actual results to differ materially. Analysis and opinions contained in this communication may be based on assumptions that, if altered, can change the analysis or opinions expressed. In light of the significant uncertainties inherent in the forward-looking statements included in this communication, the inclusion of such forward-looking statements should not be regarded as a representation by us or any other person that the objectives and plans set forth in this report will be achieved, and you are cautioned not to place substantial weight or undue reliance on these forward-looking statements. These forward-looking statements speak only as of the date they are made and, Aurora and Better each disclaims any obligation, except as required by law, to update or revise forward-looking statements, whether as a result of new information, future events or otherwise.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This communication shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Media Contact:

comms@better.com

Investor Contact:

BetterIR@icrinc.com